

Empowered by Innovation NEC

Annual Report 2007

Year ended March 31, 2007

NEC CORPORATION

Contents

CHANGE IN ACCOUNTING PRINCIPLES

NEC changed its accounting principles to prepare consolidated financial statements required under Japanese law from accounting principles generally accepted in the United States of America ("U.S.GAAP") to accounting principles generally accepted in Japan ("Japan GAAP") starting from the fiscal year ended March 31, 2007. Accordingly, the financial statements for the fiscal year ended March 31, 2006 on this annual report presented under Japan GAAP for comparison purpose.

CAUTIONARY STATEMENTS:

This annual report contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively "NEC"). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "intends," "plans," "estimates," "targets," "aims," or "anticipates," or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC's analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) uncertainty relating to NEC's ongoing analysis necessary to prepare the financial statements under U.S. GAAP for inclusion in the 2006 Form 20-F, (ii) global economic conditions and general economic conditions in NEC's markets, (iii) fluctuating demand for, and competitive pricing pressure on, NEC's products and services, (iv) NEC's ability to continue to win acceptance of NEC's products and services in highly competitive markets, (v) NEC's ability to expand into foreign markets, such as China, (vi) regulatory change and uncertainty and potential legal liability relating to NEC's business and operations, (vii) NEC's ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (viii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise. You may find more current information on the NEC home page (http://www.nec.com) or NEC Investor Relations home page (http://www.nec.co.jp/ir/en).

The management targets, included in this material, are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC's business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC's financial statements.

Financial Highlights

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
For the years ended March 31, 2006 and 2007

(Japan GAAP)

	In millions of yen		In millions of U.S. dollars	Percent change
	2006	2007	2007	2007/2006
For the year:				
Net sales	¥4,929,970	**¥4,652,649**	**$39,429**	–5.6%
Operating income	72,526	**69,976**	**593**	–3.5
Ordinary income	14,955	**16,347**	**139**	9.3
Net income (loss)	(10,062)	**9,128**	**77**	–
Per share data (in yen and U.S. dollars):				
Net income (loss)	(5.26)	**4.43**	**0.04**	–
Diluted net income	–	**4.23**	**0.04**	–
Cash dividends	6.00	**8.00**	**0.07**	33.3
At year-end:				
Total assets	3,802,775	**3,731,669**	**31,624**	–1.9
Owner's equity	1,029,807	**1,038,808**	**8,803**	0.9
Interest-bearing debt	935,103	**859,292**	**7,282**	–8.1
Number of employees	154,180	**154,786**		

Notes: 1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥118 = U.S. $1.
2. Net income (loss) per share is calculated based on the weighted-average number of shares outstanding during each period.
3. Cash dividends per share for the year ended March 31, 2007 are the total of interim and year-end dividends approved by the Company's board of directors on November 21, 2006 and May 21, 2007, respectively.
4. Owner's equity is sum of total shareholders' equity and total valuation and translation adjustments.

NET SALES

(Billion ¥)


5,000
4,000
3,000
2,000
1,000
0
2006
2007

OPERATING INCOME, OPERATING INCOME RATIO

(Billion ¥, %)


100
80
60
40
20
0
5.0
4.0
3.0
2.0
1.0
0
2006
2007

☐ Operating Income
▬ Operating Income Ratio

NET INCOME (LOSS)

(Billion ¥)


10
5
0
-5
-10
2006
2007

OWNER'S EQUITY

(Billion ¥)


1,500
1,200
900
600
300
0
2006
2007

NEC's DNA is all about innovation. By fusing technologies in the three domains of IT, networks and semiconductors, we aim to drive growth on a global scale by generating impressive and inspiring innovation for customers.

Currently, the next generation network (NGN) is attracting significant attention as the foundation for the ubiquitous networking society. By combining IT and networks, NGN realizes reliable, secure, and user-friendly network environments. Having pursued innovation in C&C (computers and communications) for the past thirty years, NEC is well positioned to fully capitalize on its strengths in these converging domains.

By helping to significantly expand the potential of individuals, enterprises, and society through the use of NGNs NEC aims to achieve consistent growth in corporate value. Your continued support will be vital to this endeavor.

June 2007



Hajime Sasaki
Chairman of the Board



Kaoru Yano
President



Hajime Sasaki
Chairman of the Board

Kaoru Yano
President



Kaoru Yano
President

On behalf of NEC, I would like to use this opportunity to extend my heartfelt gratitude for your continued support of NEC during fiscal 2007, the year ended March 31, 2007. I wish to explain NEC's current situation and share my thoughts with shareholders, investors, customers and all other stakeholders.

Financial Results

I would like to begin by reporting on financial results for fiscal 2007. Consolidated net sales decreased 6% to ¥4,652.6 billion. This decrease largely resulted from the downsizing of the overseas mobile handset business and the sale of the European consumer PC business. Operating income was ¥70.0 billion, down ¥2.6 billion year on year. Although there was an improvement in profit in the Mobile/Personal Solutions business as a result of streamlining the overseas mobile handset business, the drop in operating income was mainly due to the accrual of estimated warranty costs for products already sold in the IT/Network Solutions business. Net income improved ¥19.2 billion to ¥9.1 billion. Cash dividends applicable to fiscal 2007 were set at ¥8 per share, ¥2 higher than in the previous fiscal year.

We fully acknowledge that our performance in fiscal 2007 did not adequately satisfy shareholder expectations. Accordingly, the entire NEC Group will do its utmost to deliver results that satisfy shareholders as quickly as possible.

Striving to Restore Trust

We sincerely apologize to shareholders for any inconvenience or confusion that may have been caused by weakness related to the disclosure of our financial information in fiscal 2007, including the delays in filing our annual report on Form 20-F for fiscal 2006 with the U.S. Securities and Exchange Commission, and the correction of our financial results for the first half of fiscal 2007.

In January 2007, we filed an Improvement Report required by the Tokyo Stock Exchange and other stock exchanges in Japan in relation to the correction of our financial results. This report outlines measures to improve our information disclosure controls and procedures. We are determined to restore the trust of all shareholders by making every effort to more appropriately prepare financial statements and provide timely disclosure of information based upon the Improvement Report.



Innovation is Part of NEC's DNA

Our DNA compels us to achieve constant innovation for customers, as is enshrined in our corporate slogan, "Empowered by Innovation." I believe that leading corporations are scripted by their DNA to adapt to change through an evolutionary process. Otherwise, they would be unable to accumulate the strengths to succeed because they would need to start over with every new generation.

NEC would like to first prioritize technological innovation. NEC is one of the few companies in the world with world-class technologies both in IT and networking fields. We want to maximize this strength to continue growing with the times by driving impressive and inspiring innovation for customers. At the same time, we want to continue to tackle the challenges of business innovation. As an example, NEC has been implementing a production innovation drive since 1999. This entails bringing the Toyota Production System, where everyone works to achieve continuous improvements, into the world of electronics. Through this approach, NEC has increased the productivity of its plants more than fivefold in the past seven years. I want to develop this program into a company-wide management innovation drive by expanding activities beyond plants to software development and systems integration.

Building on a history of innovation going back more than a century, NEC is determined to continue shaping the future with further innovation over the next 100 years.

Growth Strategy Based on NGN

NEC will implement a growth strategy based on next generation network (NGN).

In essence, NGNs are much more reliable, secure and user-friendly networks than current telephone networks and the Internet. NGNs can realize various services by leveraging the advantages of ultra-high speed, large-capacity and highly reliable IP (Internet Protocol)-based networks. For example, NGNs will enable more reliable and user-friendly services, including bill payment and video streaming via mobile handsets; home security services including disaster readiness, and remote medical care.

NEC has world-class technologies in three domains, namely IT and networks, which are crucial to constructing NGNs, and semiconductors, which underpin the first two domains. Leveraging these strengths, NEC is actively proposing ways of using NGNs to realize new services and create new added value for customers. I feel that NEC has been able to effectively convince the public that NGNs will become the bedrock for the ubiquitous networking society, and thereby trigger major developments in this direction. There were numerous concrete accomplishments in fiscal 2007, including the construction of core systems underpinning NTT DoCoMo's credit services; an order received from KDDI for the world's first Multimedia Domain (MMD), which is set to become the core system for Ultra 3G infrastructure; and an order for network products that will play a vital role in NTT's NGN field trials. In these ways, NEC was able to steadily establish a strong track record in NGN-related businesses.

Initiatives to Create Solutions Using Next Generation Networks (NGN)


NGNを活用したお客様サービス
・NGNを活用したネットワークサービス
レストラン
ワインショップ
Office
Home

In May 2007, NEC began demonstrating services that enable enterprises and individuals to use NGNs in a greater range of contexts through exhibits at the NEC Broadband Solutions Center in Shinagawa, Tokyo.

The global communications market is enormous and is currently worth approximately ¥13 trillion annually. The outlook is for further market expansion, fueled by growth in emerging markets as well as industrialized countries. NGN-related businesses are poised to drive further growth in Japan's world-leading communications market. In light of these market conditions, NEC aims to increase carrier network business sales from around ¥700 billion in fiscal 2007 to ¥1 trillion over the medium term. Our goal is to have NGN-related businesses account for around 40% of this amount. By offering competitive products and services, we will continue to strengthen our foundations as we sow the seeds for future growth.

Looking to New Horizons Worldwide

Because there are limits to how far we can grow in Japan, NEC is actively targeting global business expansion. A particularly noteworthy achievement in fiscal 2007 was the significant progress made by NEC's PASOLINK (point-to-point microwave wireless access system) in the network systems field. Thanks to the performance and high reliability of NEC products, and our ability to meet short delivery times, we have seen strong demand from numerous overseas regions, including Russia and various Asian countries, mainly for communications systems linking mobile handset base stations. So far, NEC has delivered more than 500 thousand PASOLINK units on a cumulative basis in 123 countries worldwide and had the second largest share of the global market in 2006. Furthermore, NEC is taking active steps to open up new markets by aggressively launching products featuring cutting-edge technologies, such as a new Virtual PC Type thin client system and next-generation grid storage systems. NEC also aims to actively develop global businesses through alliances with leading companies around the world.

NEC aims to increase the overseas sales ratio from around 26% in fiscal 2007 to more than 30% as quickly as possible by pursuing global business expansion.

The Power of NEC Group Employees

I am proud of the NEC Group's workforce, which today numbers 155,000 employees. I believe it is world class not just in size but also in terms of quality. As in the past, we will continue to enjoy successes and overcome adversity together. The NEC Group is now going beyond company "walls," organizational barriers, as well as self limitations to work as one. Furthermore, we are striving to realize our ambitions of making NEC a global innovation company.

In Closing

Today, companies are being strongly required to enhance compliance and internal controls. We will strive to cultivate a more transparent corporate culture as we keep compliance firmly in mind as our top priority.

Our wish is to draw on a wellspring of innovation to lay a strong foundation for our next stage of growth, while making progress toward realizing our ambitions. We look forward to your continued support.

June 21, 2007



Kaoru Yano

President

Today, new services are being created by harnessing the integration of IT and networking technologies. Furthermore, Next Generation Networks (NGN) are finally becoming closer to reality as crucial social infrastructure for bringing about the ubiquitous networking society.

By leveraging technologies developed over many years, NEC will help to build NGN, and provide various solutions for realizing a ubiquitous networking society where people can lead more convenient and comfortable lives.

Initiatives in Japan's World-leading Market

Proposing New Working Styles

NEC

Example of Operational Improvement through Web Conferencing

NEC is proposing Web conferencing as an example of a new working style. Web conferencing enables you to use a PC to share documents over networks while having face-to-face discussions with people at many other locations. NEC has been providing a Web conferencing solution called Ubiquitous Desk Service to customers. By leveraging a key advantage of NGN, namely enhanced QoS (Quality of Service), Web conferencing is expected to become an even more user-friendly means of doing business.



NEC Broadband Solution Center has a facility that lets customers actually experience the advantages of NEC's Web Conferencing solution.

Aiming to Build a More Reliable and Secure Society

Aoyama Gakuin Kindergarten

Trials of a Next-generation Integrated Crime Prevention Monitoring System for Automatically Detecting Trespassers


Video analysis
Monitoring screens
RFID tags
Kindergarten entrance
Kindergarten premises

Existing security camera-based monitoring systems cannot be easily used to identify the first signs of potential crimes because security guards must monitor video feeds from multiple cameras at once.

NEC is working to commercialize a system that automatically detects trespassers by identifying individuals in video feeds from security cameras and tracking their behavior, based on NEC's real-time image processing and interpretation technologies. By linking this image processing technology with RFID tags, the system can tell the difference between authorized personnel and visitors, something that is difficult using video feeds alone, and sound an alarm only when visitors engage in suspicious behavior.

Based on the outcome of these trials, NEC aims to commercialize a platform for tracking in real time various behavioral patterns found in the real world, with the aim of helping to build more secure and reliable social infrastructure.

Realizing More Convenient and Enjoyable Daily Lives

Universal Studios Japan™

Mobile Theme Park Attraction Reservation System

NEC has partnered with USJ Co., Ltd., the operator of Universal Studios Japan™, to jointly develop a theme park attraction reservation system based on the Tokutoku Pocket Osaifu Keitai® service offered by NEC for mobile handset users. Called Universal Express Pass™ Mobile, the new service was launched in December 2006.

This new system enables users to reserve and purchase tickets via their mobile handsets from any location. Users then simply hold their mobile handsets over readers installed at popular attractions at Universal Studios Japan™ at the appointed time. This service is also an example of an eco-friendly undertaking that by realizes paperless processing through e-ticketing.


NEC
実証:ユニバーサル・スタジオ・ジャパン
U can change.



Advertisement in the Nikkei business daily on March 16, 2007

NEC is an official marketing partner of Universal Studios Japan™

Bringing Japan-born Innovation to the World

IPTV Solution

China (Hong Kong)

PCCW, Hong Kong's largest and most comprehensive provider of telecommunication service, offers a triple play IP-based television service called "now TV" that distributes more than 110 channels of live and on-demand high-definition content using its broadband network.

This system is underpinned by NEC's Digital Subscriber Line Access Multiplexer (DSLAM), a unit that provides interactive services for the content distributors and viewers, including program selection, billing, and viewing records.



IP-based Telephony Solution for Public Health Authority

Canada

Fraser Health Authority (FHA) is a public health authority that provides insurance and health care services to 1.5 million local residents in Vancouver, Canada.

NEC has constructed FHA's network system, which is centrally regulated by NEC's UNIVERGE IP telephony solution. Through this network, we have realized a digital archives network for medical images, and a telephone conference system, thereby significantly reducing costs and enhancing health care services.



Advent of Digital Cinema

U.S.A.

Technicolor, Inc., a top supplier of services to the Hollywood movie industry, is pressing ahead with the digitalization of various film production and supply processes, including filming and editing, as well as distribution and screening services. By using digital cinema, which ensures that the image quality of a premiere does not degrade with repeated showings, theater audiences can enjoy the same quality of movie as the premiere.

To this end, Technicolor has been encouraging partner movie theaters to install and use NEC digital projectors. NEC is providing digital cinema systems tailored to customer needs, including not only projectors but also servers.



Seizing NGN-related Business Opportunities

As explained before, NEC already provides various solutions vital to paving the way for the ubiquitous networking society. In this society, new services will emerge in succession that make many aspects of life more convenient and richer, from corporate business activities to the way we work, as well as personal lifestyles and public services. Next Generation Networks (NGN) will be the foundation for these advances.

NGN comprises a network infrastructure layer, which realizes high-speed and highly reliable networks; an application layer, which provides convenient and comfortable services to customers; and a service platform layer, which plays a vital role in organically linking the other two layers. NEC is one of only a few players in the world that has highly reliable products and solutions in every NGN layer. Furthermore, the convergence of IT and networking technology is crucial to fully actualizing the value of NGN. This is indeed the goal NEC has pursued over the years under the banner of the convergence of Computers & Communications (C&C). Leveraging its strengths in both IT and networking technology, NEC will deliver breakthroughs in leading-edge technologies while developing total solutions from the customer's perspective.

By making the ubiquitous networking society a reality, NEC aims to facilitate communication between a diverse array of people worldwide, while accelerating the speed of innovation in their ways of life and work. Furthermore, we aspire to create new forms of value that truly enrich people's lives.


Data Usage/
Management
Platforms
(Video, etc.)
Service Platforms
Session Control
Call Control
Core Network
Network Infrastructure
Edge Network
Routers/Switches
OADM
Access Network
DSLAM
GE-PON
FTTH
VDSL
Wireless Access
Individuals
Society
Enterprises

NEC provides total solutions linking all systems required to realize NGN, from network infrastructure such as core communications networks, which are the backbone of communications infrastructure; to access networks connecting end users; and routers and switching systems that control the pathways for communications signals. These systems also involve network control infrastructure to control and guarantee communications quality and shared service delivery platforms that enable various applications. High-resolution video-on-demand (VOD) services are a prime example of the kinds of promising services that NGN will enable. Establishing VOD systems requires expert technological capabilities in both IT and networks because these services involve various complex systems. These capabilities include expertise in routing systems to ensure that video is distributed accurately to users; technologies for compressing and rapidly transmitting large volumes of video data; bandwidth guarantees to ensure that quality is not compromised even when communications networks are congested; and billing systems that enable service providers to properly charge fees. NEC is able to provide these series of systems.


Individuals
Individuals
(Home security)
(Home appliance control)
Government agencies
(E-government)
Transport
(Large-scale ITS)
Enterprises
Education
(School security)
(E-learning)
Local governments
(E-local government)
(Disaster readiness)
Retail
(Online shopping)
(Mobile phone with credit card function)
Manufacturing
(Real-time SCM)
Financial services
(Internet banking)
Communications and media
(Video distribution)
(Links to interactive TV programs)
Medical care
(Family doctor)
(Remote medical care)
Society
Service Application Platforms
(Web-based services, etc.)
Ubiquitous Platforms
(RFID and mobile, etc.)
essage distribution and other services)
Links to Other Networks
IT Platform Products
Core Routers
WDM/SDH
unication
vice providers, such as
phone switching stations
NGN

At a Glance

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
For the years ended March 31, 2006 and 2007

IT/Network Solutions Business

The IT/Network Solutions business provides solutions for the ubiquitous networking era, mainly to government agencies, communications service providers, and other private-sector enterprises.

This business has world-class technologies in both IT and networking, principally grounded on an extensive track record in constructing large-scale open mission critical systems; and carrier-class reliability developed through experience in both fields of fixed and mobile communications systems. Furthermore, it has leading-edge technologies in areas of convergence between IT and networking.

Proportion of sales (2007)


59%

Sales
(Including Intersegment Sales)
(Billion ¥)


3,000
2,000
1,000
0
2006
2007

Operating Income
(Billion ¥)


200
100
0
-100
2006
2007

Mobile/Personal Solutions Business

The Mobile/Personal Solutions business provides mobile handsets, personal computers and other terminals that channel individuals to the ubiquitous networking society, as well as Internet services.

This business underpins the NEC brand with leading-edge technologies that realize enjoyable features and user friendliness, as well as finely tuned support services.

Proportion of sales (2007)


21%

Sales
(Including Intersegment Sales)
(Billion ¥)


3,000
2,000
1,000
0
2006
2007

Operating Loss
(Billion ¥)


200
100
0
-100
2006
2007

Electron Devices Business

The Electron Devices business provides the semiconductors, liquid crystal displays, electronic components and other products that play a vital role in realizing higher performance devices mainly for manufacturers involved in digital home electronics and automobiles.

This business' strengths lie in its ability to propose optimal solutions based on unique cutting-edge technologies that meet the requirements of our worldwide customers.

Proportion of sales (2007)


19%

Sales
(Including Intersegment Sales)
(Billion ¥)


3,000
2,000
1,000
0
2006
2007

Operating Loss
(Billion ¥)


200
100
0
-100
2006
2007

IT Services /System Integration

Systems Integration
(Systems Construction, Consulting)

Maintenance and Support

IT Outsourcing

IT Platforms

PC Servers

UNIX Servers

Mainframe Computers

Supercomputers

Storage Products

Business Personal Computers

Professional Workstations

Computer Software
(Operating Systems,
Middleware, Application Software)

Network Systems

Network Systems for communications service providers

Network Infrastructure
(Mobile Communications Systems, Fixed-line Communications Systems)

Backbone Networking Systems
(SDH Systems, WDM Systems, Routers/Switching Systems)

Access Networking Systems
(Broadband Access Networking Systems,
Mobile Access Networking Systems,
Microwave Communications Systems)

Network Control Platforms Systems

Network Service Delivery Platform Systems

Enterprise Network Systems
(IP Telephony Systems, Routers/Switching Systems,
Wireless LAN, Network Outsourcing)



Social Infrastructure

Broadcasting Systems and Video Equipment

Control Systems

Aerospace and Defense Systems



Mobile Terminals

Mobile Handsets



Personal Solutions

Personal Computers

Personal Communications Equipment

BIGLOBE Internet Services



Semiconductors

System LSIs
(For Use in Communications Equipment, Computing and Peripheral Products, Consumer Electronics Products, Automotive and Industrial Products)

Discrete Devices

Optical and Microwave Devices



Electronic Components and Others

LCDs

Capacitors

Relays

Lithium-ion Rechargeable Batteries



Performance by Segment

IT/Network Solutions Business

The IT/Network Solutions business provides products and services mainly to government agencies, enterprises and communications service providers, by leveraging both world-class IT and network technologies.

This business comprises IT Services/SI (Systems Integration), which involves consulting, systems construction, maintenance and support; IT Platforms, which consist of servers and other products; Network Systems, which involve providing fixed-line and mobile communications systems to communications service providers, and network systems for enterprises; and Social Infrastructure, which involves broadcasting, aerospace and other domains.

Fiscal 2007 Financial Results

In fiscal 2007, the year ended March 31, 2007, sales were ¥2,758.8 billion, mostly the same as in the previous fiscal year. The IT Services/SI area recorded sales of ¥775.6 billion due to a recovery in IT investment in Japan. In the Network Systems area, sales increased year on year to ¥1,026.3 billion as a result of steady sales to telecom carriers in Japan. Meanwhile, in the IT Platforms area, sales fell year on year to ¥651.4 billion, mainly owing to a decrease in sales of optical disc drives. In the Social Infrastructure area, sales decreased year on year to ¥305.5 billion, reflecting lower investment in terrestrial digital broadcasting systems in the Japanese market. Overall, operating income decreased ¥26.8 billion year on year to ¥154.1 billion. This was mainly due to the accrual of estimated warranty costs for products already sold and a drop in sales in the IT Platforms area.

Fiscal 2007 Accomplishments

Steady Growth in IT Services/SI

In fiscal 2007, NEC successfully completed numerous systems based on the convergence of its world-class IT and network technologies. In particular, we were able to complete services platforms, which are the core systems that enable our customers to provide various services including bill payment, collaboration services among different industry sectors via mobile handset and video streaming. In addition, we were able to seize numerous business opportunities by actively proposing solutions to resolve our customers' issues. For example, we optimized systems through server/storage consolidations to reduce operating costs in existing systems, reinforced security using our Thin-Client system* and InfoCage software, and enhanced internal control in preparation for the enforcement of the Japanese SOX Act. Furthermore, we worked to open up new markets by bringing together various advanced technologies. One example is the RFID-related solutions field, where tiny wireless chips are used to identify and track people or objects. NEC opened the RFID Innovation Center in our logistics center in November 2006 to enable customers to conduct RFID trials in simulated environments that accurately model actual situations. Numerous customers have already visited this center, leading to many RFID implementation projects.

*Thin-Client system
NEC's new Thin-Client system has no storage unit such as hard disc drives. This system is designed to prevent information leakage associated with loss or theft of computers.

Reinforce IT Platforms

In July 2006, we unveiled REAL IT PLATFORM, a new vision for realizing next-generation IT platforms. It will compel us to respond with agility to NGN-driven changes in an evolving business environment, with the aim of developing next-generation platforms that are scalable, reliable and user friendly. Going forward, NEC will roll out innovative new products over the next three years in line with a product roadmap formulated based on this vision. For systems that must deliver high performance and reliability, customers choose vendors who can guarantee all aspects of platform

The Challenge: Creating New Markets with IT/Network Solutions



technologies down to the component level. NEC can satisfy their needs with cutting-edge servers, middleware and storage products based on technologies cultivated through the process of developing supercomputers and mainframes.

Furthermore, many NEC products have truly unique features offered nowhere else. These products include blade (thin) servers and space-saving servers, as well as water-cooled silent servers. Backed by strong customer support for these products, NEC captured a 26% share of Japan's server market on a unit basis in 2006, commanding the top share for the 11th straight year (See photo).

Further Expansion in Network Systems

In fiscal 2007, Japan's telecommunications market experienced steady growth as mobile communications service providers made substantial investments in preparation for the start of mobile telephone number portability in October 2006, with the aim of retaining and increasing their subscribers. These favorable conditions supported steady growth in sales of NEC's Network Systems. Notably, NEC achieved firm sales of 3G base stations, leveraging the advantages of base stations with optical fiber antenna extensions in efficiently covering places between buildings and indoor locations prone

Express 5800 series: Top share for the 11th straight year in Japanese PC servers market



to weak signal reception. In enterprise networks, NEC Infrontia, which is involved in the development and sales of key telephone systems, became a wholly owned subsidiary in July 2006. By unifying this company with NEC's enterprise network development departments, we reinforced our development capabilities in the IP telephony domain.

Overseas, the PASOLINK point-to-point microwave wireless access system performed very well. With strong customer support for the high performance and reliability of NEC's products and our ability to meet short delivery times, we have received substantial orders for PASOLINK from Russia and many Asian countries for use as a communication system linking base stations. NEC has delivered more than 500,000 "PASOLINK" units on a cumulative basis in 123 countries worldwide and held the second largest share of the global market for these systems in 2006 (Source: NEC).

Growth Strategies

There are many companies with outstanding IT capabilities around the world. The same is true of companies with outstanding networking technologies. However, NEC prides itself on being the only company with world-class technologies in both IT and networks. By fully leveraging this advantage, NEC will help customers drive innovation in their businesses and offer new services. Our overriding goal is to further increase sales and profitability in the IT/ Network Solutions business.

PASOLINK: Point to Point Wireless Access System



Mobile/Personal Solutions Business

As Next Generation Networks (NGN) bring the ubiquitous networking society closer to reality, mobile handsets and PCs will come to serve as direct user interfaces allowing us all to benefit from the advantages of such a society. The Mobile/Personal Solutions business covers the BIGLOBE Internet service and these information terminals, and aims to provide even more user-friendly terminals and services going forward.

Fiscal 2007 Operating Results

In fiscal 2007, the year ended March 31, 2007, sales in the Mobile/Personal Solutions Business decreased 23% year on year to ¥965.0 billion. The main reasons were the sale of the European consumer PC business, and a major downsizing of the overseas mobile handset business. In Japan, there was a drop in mobile handset shipments arising from intensifying competition in the mobile handset market. Consequently, NEC posted an operating loss of ¥33.5 billion in fiscal 2007, an improvement of ¥21.8 billion from the previous year's loss. NEC posted operating profit of ¥3.8 billion in the second half of the year.

Main Initiatives and Accomplishments in Fiscal 2007

Reinforce Mobile Handset Earnings Base in Japan

NEC's competitive advantage in the mobile handset field is its advanced technologies in the 3G field. Since commercializing the first 3G handsets ahead of competitors, NEC has been at the forefront of this market by developing dual 3G-wireless LAN handsets, followed by HSDPA handsets in fiscal 2007. However, in overseas markets, NEC was unable to sufficiently respond to fierce price-based competition in the GSM field, amid the slow penetration of 3G technologies. Accordingly, NEC has decided to focus on the Japanese mobile handset business for now and structurally reform unprofitable overseas mobile handset operations.

In Japan, NEC's priorities in the near term are to reinforce its earnings base by reducing development and other costs, while increasing mobile phone shipments.

The development volume for mobile handsets has been growing in step with uptake of faster and higher-volume communications and increasingly sophisticated functions. In response, NEC established two joint ventures in fiscal 2007 to step up ongoing efforts to boost product development efficiency. The first joint venture, ESTEEMO Co., Ltd., was established by NEC and the Matsushita Group to strengthen development capabilities while avoiding duplication of development efforts by developing a common software and hardware platform. The second joint venture is Adcore-Tech Co., Ltd. Established by NEC, the Matsushita Group, and Texas Instruments Inc., Adcore-Tech aims to speedily and efficiently develop an outstanding communications platform by fusing the strengths of the founding companies.

In fiscal 2007, NEC launched distinctive mobile handsets reflecting a strong focus on design and product planning, with the aim of increasing mobile handset shipments. These handsets included the FOMA*[1] N703iμ and FOMA N703iD models. The FOMA N703iμ model has a profile of only 11.4mm, making it the world's thinnest*[2] foldable W-CDMA handset, while retaining sophisticated functions. The FOMA N703iD model is a "wallet" phone featuring colorful and unique design elements. NEC has established a specialist team overseeing design strategies and has initiated a new project to gather ideas via a project team comprising ordinary mobile phone users from outside NEC. By continuing to launch even more attractive handsets through these initiatives, NEC aims to continue driving growth in mobile handset shipments.

Held the Top Share of Japan's PC Market with Distinctive Products

In the PC field, NEC held the top market share in 2006 in Japan despite slowing growth in the

FOMA*[1] N703iμ realizes sophisticated functions with the world's thinnest*[2] 11.4mm foldable W-CDMA handset



*[1] FOMA is a registered trademark of NTT DoCoMo, Inc.
*[2] As of June 1, 2007, based on NEC research

country's PC market (Source: Japan PC Quarterly Model Analysis, Q4 2006, IDC Japan). This success was attributable to the roll out of distinctive PC products with audio-visual functions such as terrestrial digital TV broadcasting reception, recording and content distribution; as well as an ultra-light "mobile" laptop weighing less than 1kg. Notably, Windows Vista™ Home Premium, a version featuring sophisticated functions, was installed in nearly all products in NEC's lineup for consumers launched in January 2007. The goal was to differentiate NEC products by linking this new operating system to NEC's proprietary functions. On the production front, NEC has been pressing ahead with measures to raise production efficiency, including deployment of UHF-band RFID tags in its production management system. One major achievement of these measures was the reduction of plant inventories by two-thirds over the past two years.

Expanding BIGLOBE through Partnerships

In the BIGLOBE Internet service area, NEC believes that advances in broadband and NGN will increase the potential of networks and thereby open up significant business opportunities for consumers and enterprises. To accelerate the pace of this trend, in July 2006 NEC spun-off BIGLOBE operations into a new company called NEC BIGLOBE, Ltd. with investments from five partner companies, namely Sumitomo Corporation, Daiwa Securities Co., Ltd., Sumitomo Mitsui Banking Corporation, DENTSU INC. and HAKUHODO Inc. BIGLOBE's competitive edge lies in its ability to provide highly reliable broadband service platforms based on NEC's SI capabilities. NEC already has a track record in offering highly scalable and reliable service platforms capable of processing large data volumes and traffic loads. Examples include Nippon Television Network Corporation's "NTV

VALUESTAR N balances a space-saving design surpassing laptops with the user friendliness of desktop PCs


VALUESTAR

No.2" video on demand service and a real-time questionnaire compiling system linked to TV Asahi Corporation's interactive IQ testing program "Test the Nation." Looking ahead, NEC BIGLOBE will expand its service offerings by leveraging its shareholder companies' expertise in finance, advertising and other fields.

Growth Strategies

Mobile handsets, PCs and BIGLOBE are crucial user interfaces that will channel users to the emerging ubiquitous networking society. NEC aims to offer universally accessible services via even more user-friendly terminals by reinforcing links between services and terminals. As an example of such a service linking PCs and BIGLOBE, in April 2006, NEC installed a function called PasorakuNet in all new PC products to make Internet services available in a secure, simple and user-friendly manner. Specifically, PasorakuNet is original service, provided for only NEC PC users, that enables users to easily expand their use of the Internet beyond email and website browsing to include obtaining a broader range of digital content and online shopping. Furthermore, NEC launched BIGLOBE Stream (i-appli) in January 2007, a new service that enables users to perform a simple operation on their mobile phone enabling them to view on their own PCs BIGLOBE videos seen outside the home or office. Additionally, NEC is proposing new ways of using PCs. For this purpose, NEC has established a new showroom in Tokyo. Here several PCs and digital appliances are interconnected to show visitors new methods of enjoyment, such as transferring video content saved on one digital device to a PC via a home network.

NEC aims to reinforce and grow the Mobile/Personal Solutions Business by leveraging cutting-edge technologies and offering universally user-friendly products.

The FOMA* N904i high-speed handset realizes high-quality sound and a 3-inch–wide VGA high-definition display



* FOMA is a registered trademark of NTT DoCoMo, Inc.

Electron Devices Business

The Electron Devices business provides semiconductors and electronic components essential to creating a more secure and user-friendly ubiquitous networking society.

By enhancing solutions-based proposal capabilities and quality, and raising development and production efficiency based on unique cutting-edge technologies, NEC aspires to be a business partner that offers optimal solutions that meet the demands of global customers. This business also has competitive advantages in software and system development capabilities developed in the IT/Network Solutions business and other areas.

Fiscal 2007 Operating Results

In fiscal 2007 (ended March 31, 2007), sales in the Electron Devices business were up 6% year on year at ¥861.0 billion, mainly due to an increase in the sales of semiconductors for game consoles and general purpose microcontrollers. However, NEC posted an operating loss of ¥23.0 billion in fiscal 2007, an improvement of ¥7.8 billion from the previous year's loss. This result reflected a limited business expansion and price erosion in semiconductors, despite substantial R&D expenses and investments to increase production capacity, which were initially aimed at improving performance by fueling sales growth in the semiconductor area. In response, NEC adjusted production levels and booked expenses related to the consolidation of some development projects outside core fields to concentrate development resources.

Fiscal 2007 Accomplishments

In the core semiconductor business, NEC commenced mass production and shipments of system LSIs used to perform sophisticated image processing in Nintendo Co. Ltd.'s new home game console Wii®. By embedding DRAM circuits for storing data and logic circuits for processing data on a single chip, this product enables high-speed processing of large image data. Furthermore, NEC has developed an image-recognition LSI for the IMAPCAR*[1] automotive image processor in collaboration with Toyota Motor Corporation and DENSO CORPORATION. This new LSI has been adopted by Toyota for its luxury-brand Lexus, specifically in the LS460 model, which was introduced to the market in September 2006. With the world's leading data processing speeds, IMAPCAR can identify targets such as pedestrians and leading vehicles in real time, while driving, enabling it to contribute to the development of pre-crash safety systems such as collision avoidance support systems.

In the electronic components business, NEC grew sales centered on components for mobile handsets and digital home electronics, supported by the launch of a new capacitor product called Proadlizer and other initiatives.

* Wii is a registered trademark of Nintendo in Japan

Growth Strategies

In February 2007, the semiconductor area announced a business strategy targeting a turnaround its financial performance. NEC believes that further improvements in this business' cost structure is necessary, facing adverse market conditions expected in fiscal 2008, and plateaued sales growth. Accordingly, NEC will implement the following structural reforms.

First, NEC will focus resources on its most competitive products, including semiconductors for use in automotive microprocessors, and digital consumer products such as the EMMA series in the digital video field. NEC recognizes that it cannot develop competitive products or generate earnings commensurate with R&D expenses if resources are spread too thin. NEC will also reduce fabrication lines in Japan from nine to four lines to concentrate production, to accelerate cost reductions owing to delays in consolidating production lines. With respect to assembly and testing, NEC will speed up their relocation overseas and realign its network of plants in Japan. On the organizational front, NEC implements organizational changes by business field, specifically System on Chip (SoC), microprocessors, and discrete semiconductors. This is aimed at enhancing the Electron Devices business' value chain from sales to development and production, and to expedite business execution. Furthermore, NEC will work to improve its cost structure by reducing fixed costs.

Through these and additional initiatives, NEC will work to achieve a turnaround in performance by leveraging the Group's strengths in system and software development and project management capabilities, as well as its advanced technologies in the semiconductor business.

IMAPCAR Image-recognition LSI for Automobiles

Won the Grand Prize for Components in the Fourth Component Manufacturing Awards held by The Nikkan Kogyo Shimbun, Ltd.

The development efforts behind IMAPCAR were recognized for its originality and for adding high value to this component.



R&D and Intellectual Assets Strategy

Innovation is the wellspring of NEC's competitiveness. By becoming a global innovation company, NEC will maintain its competitive edge as a company synonymous with high technology over the medium and long terms, as it works to steadily increase corporate value.

NEC views intellectual assets as a key management resource. It thus places emphasis on the following:

- **Linking its R&D and intellectual assets strategy to its management strategies**
- **Enhancing technological competitiveness**
- **Reinforcing and strategically utilizing intellectual assets**

1. The Emergence of a Ubiquitous Networking Society 30 Years After Announcing the C&C Vision

In 1977, NEC foresaw the integration of the computer and communications and conceived the slogan "C&C." With recent advances in Internet and mobile handset technologies, the C&C vision is now becoming a reality. In this manner, NEC has constantly conducted R&D activities from medium and long term perspectives based on insight into the direction of future technologies and NEC's businesses.

2. Reinforce Technological Competitiveness in Support of Group-wide Growth Strategies

NEC's business environment is changing at an extremely fast and dramatic pace. The emergence of Next Generation Networks (NGN) has been accompanied by significant technological advances in the converging fields of IT and networks that are computers and communications. Furthermore, as broader uptake of NGN increasingly facilitates the exchange of information, collaboration between enterprises across different industries is set to give rise to new services and businesses.

For the NEC group to prevail against global competition and achieve sustained growth, it is crucial that the Group stay on top of these dramatic shifts in its business environment. Technological innovation grounded on science and intellectual assets are the critical keys to achieving significant advances in current businesses and creating new business for the future.

NEC closely links its R&D and intellectual assets strategy to its management strategies and is working on enhancing technological competitiveness to drive future Group-wide business expansion.

The Technology Innovation Committee, which includes members of senior management, sets the overall strategic direction for reinforcing technologies in the NEC group. The Intellectual Asset R&D Unit advances development activities in collaboration with various business units.

(1) Strengthening Technological and Intellectual Asset Capabilities as a Group

In R&D, NEC's Central Research Laboratories is clearly positioned as the R&D headquarters of the group. Central Research Laboratories conducts R&D in new technologies that contribute to the advancement of existing businesses, as well as advanced and fundamental research into key technologies to create new businesses for the future. R&D accomplishments are shared with companies in the NEC group.

In April 2007, NEC implemented organizational changes aimed at further accelerating the pace of creating new businesses in the NEC group for the future and achieving the technological innovation necessary to significantly advance current businesses. NEC merged the Solutions Development Laboratories, which has been responsible for creating new businesses in the IT/Network Solutions field, into the Central Research Laboratories, which has been focusing on developing advanced and fundamental technologies. This move will give NEC an integrated framework spanning everything from fundamental research to the creation of new businesses. NEC will work to reinforce R&D in the IT/Network solutions and Electron Devices fields.

(2) NEC's R&D Domains

NEC broadly divides the Central Research Laboratories into the following three fields, and conducts R&D activities tailored to the characteristics of each field.

Solution Platforms Research Group:

R&D of service platforms, the foundation of solutions construction, and common platforms

IT/NW System Platforms Research Group:

R&D of IT/Network system platforms, hardware packaging, and intellectual property core technologies that are the foundation of IT and network system platforms and semiconductor devices.

Materials and Process Research Group:

R&D of new function and concept for new electronic devices

(3) Reinforcing the Global R&D Network

NEC is reinforcing its global development network. The goal is to achieve highly original innovation by combining each region's field of expertise, which reflects the distinctive cultures of Japan, the U.S., Europe and China. In addition, the Intellectual Asset Management Unit is also developing internal processes for utilizing intellectual assets, the fruits of R&D efforts, across the Group.

(4) Strengthening Technology and Intellectual Asset Portfolios by Promoting "Open Innovation"

In the ubiquitous networking society, where information flows freely, there are high hopes for applying the laws of physics in new ways to IT and communications systems and for capturing synergies with people who actually use these systems. In order to develop new businesses for the future, it is essential to ascertain trends in new IT and communications technologies over a broad range of fields from a long-term perspective. For this reason, it is essential that NEC augment internal platform technologies in its fields of expertise by bringing in experts from outside the company and collaborating with third-party research institutions. NEC calls this the Open Innovation approach. By further strengthening and cultivating in-house technologies sourced from outside the company, NEC is reinforcing its technology and intellectual asset portfolios, a key source of business competitiveness.

(5) Intellectual Asset Strategies Supporting NEC

NEC positions intellectual assets as a key foundation for achieving sustained growth of the NEC group's business activities. To lay a powerful foundation, NEC is strengthening the Intellectual Asset Management Unit's intellectual asset development functions and making a Company-wide effort to establish strategic patent portfolios in growing business domains. Furthermore, NEC is reinforcing intellectual asset development activities at overseas bases and stepping up patent applications worldwide in line with global business expansion.

NEC has appointed a CPO (Chief Patent Officer) in all business units, research laboratories and other departments, to formulate and implement intellectual asset strategies. Furthermore, regarding intellectual assets essential to conducting core businesses, NEC combines internal technological development with the licensing of technologies from third parties with the aim of establishing a powerful base of technologies and expertise, and patent portfolios. Additionally, by enhancing educational programs for outstanding personnel and compensation systems for employees' inventions, NEC will develop high-quality intellectual assets to support the sustained growth of the NEC group's business activities. Meanwhile, NEC manages its portfolio of patent holdings based on growth strategies, technological advancement, product lifecycles and other factors, with the aim of maintaining an optimal patent portfolio at all times.

NEC carefully conducts surveys to identify violations of its patent holdings by other companies. Through warnings and lawsuits, these efforts lead to the collection of licensing fees, court injunctions, and claims for damages.

As of March 31, 2007, the NEC group held approximately 72,000 patents worldwide, including 34,000 patents in Japan.


Organizational Chart of the Intellectual Asset R&D Unit
Intellectual Asset R&D Unit
Central Research Laboratories
Solution Platforms Research Group
IT/NW System Platform Research Group
Materials and Process Research Group
NEC Laboratories America, Inc.
C&C Research Labs. NEC Europe Ltd.
Network Labs. NEC Europe Ltd.
NEC Laboratories, China
Intellectual Asset Management Unit

3. Main R&D Achievements in Fiscal 2007

Developed Highly Reliable, Low-cost Next-generation Grid Storage Architecture

~Spearheading global business expansion centered on North American-born technology~

NEC has developed a highly reliable, scalable and cost effective next-generation grid storage architecture called HYDRAstor by combining grid storage technology developed at NEC Laboratories America, Inc. with technologies and expertise accumulated in the server/storage business. This technology centrally operates multiple independent storage devices, so as to facilitate the addition or deletion of capacity or performance, and systems management during rebooting following disruptions. HYDRAstor delivers a higher performance than RAID (Redundant Arrays of Independent Disks), which is considered to be highly reliable, at a low unit price comparable with tape media.

In recent years, there has been explosive growth in the amount of data handled by companies, including image data and data that must be electronically stored over the long term to strengthen internal controls. This has placed a growing burden on corporate information system departments in terms of day-to-day data management requirements. In particular, the amount of so called Secondary Storage data required for document archive management and system rebooting following disruptions is anywhere from 10 to 25 times greater than the core data volume on corporate information systems. Accordingly, there have been growing needs for storage solutions that deliver faster recording and reloading speeds and reliability at a lower cost. NEC's HYDRAstor architecture was developed as a revolutionary product to resolve these and other issues.

HYDRAstor aspires to be a next-generation grid storage architecture that realizes a flexible and scalable storage environment that enables customers to freely add and link devices according to their storage performance and capacity requirements in line with rising data volumes.

NEC was first to use the following three cutting-edge technologies built into HYDRAstor in the storage field (according to NEC research):

(1) Automatic configuration optimization technology

The detailed entering of settings is not required when initiating use of the system. Increasing capacity merely involves adding storage capacity, which is automatically loaded into the system. Moreover, adding capacity does not require shutting down the system due to HYDRAstor's interruption-free scale-out capabilities.

(2) Data duplication elimination technology

Duplicated data on the server and storage system is collected to significantly improve storage capacity efficiency. This technology compresses data to around one-tenth to one-twentieth the capacity with conventional storage systems. Further, despite the use of hard disks, this system reduces costs to the per-unit capacity cost of tape media.

(3) Distributed resilient data technology

By dividing source data into several components and affixing special codes, HYDRAstor ensures data resiliency against threefold failures, for not only data stored on stand-alone hard disks, but also data across multiple hard disks or distributed nodes. This performance surpasses RAID systems, which are considered highly reliable.

NEC aims to drive growth in overseas businesses over the medium term. HYDRAstor is a core product that will play a vital role in achieving this goal. By the second half of 2007, NEC plans to commercialize this product in the North American market, where there is strong demand in this field. NEC then plans to extend this product to Japan and other regions to fuel global business expansion.

HYDRAstor R&D Team (NEC Laboratories America, Inc. (Princeton, U.S.A.))


HYDRAstor

Developed a High-grade Multicast Communications Method to Accelerate the Convergence of Broadcasting and Communications

~Realized interruption-free video distribution by enhancing the reliability of multicast~

NEC has recently developed a multicast method that realizes highly reliable, high-quality Internet broadcasting services on a par with high-definition broadcasting at low cost. Existing multicasting communications methods had struggled to deliver stable high-resolution video.

In recent years, there has been a sharp rise in the users of video distribution services over the Internet as broadband networks have rapidly gained ground. Currently, video-on-demand services are mainstream. However, these services are based on point-to-point communications where data is sent to each user individually every time there is a request. Large volumes of data must be sent in proportion to growing numbers of users. This inevitably places a significant burden on the servers and networks that transmit and carry the data and substantially drives up management costs. Accordingly, multicast (point-to-multipoint communications) is currently being explored as a means of providing broadcasting services involving video distribution to many users at low cost. Data is sent from a server only once and is copied within the network for transmission to multiple viewers.

The multicast of high-quality video requires a backup path in case packets are dropped on the way during transmission. In the event of an interruption, the switch to the backup path must be seamless without disrupting the video stream. However, with existing technology, it was difficult to establish backup paths because unnecessary packets generated due to obstacles in the transmission path would cycle the same path and self-generate an unlimited number of copies.

The new technologies developed by NEC are broadly divided into the following categories:

(1) Identifying and Disposing of Unnecessary Packets
NEC has developed the technology to detect and eliminate unnecessary packets by tracking them. This helps to ensure the quality of video data by enabling backup paths to be established.

(2) Measuring the Quality of Distribution Networks
NEC has developed the technology to measure content distribution quality by positioning measurement devices at various points in the distribution network. This technology does not affect existing content distribution services because it measures the quality of multicast without altering existing networks.

(3) No Service Interruptions
NEC has developed a method of switching to backup paths when detecting disruptions in content distribution. By establishing optimal buffer (temporary data storage) times, NEC is able to synchronize the primary and backup paths allowing for no interruption of switching or video transmission.

This breakthrough is a platform technology for realizing various high-grade services using Next Generation Networks (NGN). We believe it will significantly help to realize large-scale and practical integrated broadcasting and communications services that do not limit the number of viewers. Accordingly, NEC will accelerate the pace of development of this promising new technology.

Current and Future Internet Broadcasting Services

Multicasting is ideal for programs that are simultaneously viewed by numerous recipients, such as sports events, live concert footage, and the news.

Conventional Internet broadcasting (Unicast)



Video distribution server
Large load on server
Distributes packets to each recipient
Uses large bandwidth
Receiving terminal

Future Internet Broadcasting (Multicast)



Video distribution server
Uses small bandwidth
Copies packets using routers in network
Small load on server
No need to distribute packets per recipient
R
R
Receiving terminal

The main points of the basic policy are as follows:

(i) In order to ensure that directors and employees perform their duties in compliance with laws, regulations, and the Company's Articles of Incorporation, NEC shall ensure a clear understanding of the NEC Group Charter of Corporate Behavior and the NEC Group Code of Conduct, both of which were formulated to establish business ethics standards for the NEC group and to ensure compliance with laws and regulations, the Articles of Incorporation and internal rules. If any material violation of laws, the Articles of Incorporation or internal rules is found, NEC shall investigate the cause of such violation and formulate and implement preventive measures. In addition, the Company shall encourage the use of the NEC Helpline, a compliance hotline.

(ii) NEC shall properly store and manage information in accordance with laws, regulations and internal rules.

(iii) NEC shall implement risk management systems efficiently and comprehensively under a consistent, Company-wide policy in accordance with internal rules. Operating divisions shall properly implement risk management systems related to their operations and corporate staff divisions shall support such operating divisions' activities. The Company shall fully deliberate matters of particular importance from a risk management perspective as part of its strategy to control important management risks. The internal audit division shall conduct audits of the enterprise risk management system and the status of risk management.

(iv) In order to ensure that Directors perform their duties efficiently, the Board of Directors shall delegate substantial authority to corporate officers and promote more timely decision making and flexible performance of duties. The corporate officers shall, under the supervision of the Board of Directors, conduct business efficiently in accordance with medium-term corporate management goals and budgets established by the Board of Directors.

(v) In order to ensure that the NEC group conducts operations appropriately, NEC shall send directors and corporate auditors to subsidiaries; share information routinely to conduct operations based on the NEC Group Charter of Corporate Behavior and the NEC Group Code of Conduct; and give instructions and assistance to subsidiaries with respect to the establishment of systems for ensuring compliance with laws, regulations and fairness of business operations. The internal audit division shall conduct audits of subsidiaries in cooperation with their internal audit divisions to ensure appropriate operations.

(vi) NEC shall assign full-time employees to assist corporate auditors in performing their duties. The corporate auditors shall approve matters concerning these employees, including performance evaluations, personnel changes and disciplinary action.

(vii) Directors and employees shall report to the corporate auditors on the status of the performance of their duties and other matters.

(viii) In order to ensure that audits are performed effectively, the corporate auditors shall exchange information and consult with each other on the status of audits. Furthermore, corporate auditors shall periodically receive reports on financial audits from the independent auditors and exchange opinions with them.

Information Disclosure Structure

NEC recognizes the importance of providing timely, proper and fair disclosure to obtain a fair evaluation of its corporate value from the capital markets. Accordingly, NEC regularly strives to ensure that internal divisions and subsidiaries have a clear understanding of timely disclosure and other rules issued by stock exchanges, while establishing clear lines of communication and related systems between relevant internal Head Office divisions and subsidiaries.

Furthermore, NEC holds quarterly investors' meetings where members of senior management announce and explain financial results. Other actions include holding meetings to explain management strategies, improving disclosure on NEC's website (including simultaneous disclosures both in Japanese and English), and enhancing investor relations activities on a global scale.

(As of July 3, 2007)

Directors


Hajime Sasaki
Chairman of the Board


Kaoru Yano
President


Kazumasa Fujie
Senior Executive Vice President and Member of the Board


Botaro Hirosaki
Executive Vice President and Member of the Board


Masatoshi Aizawa
Executive Vice President and Member of the Board


Saburo Takizawa
Executive Vice President and Member of the Board


Konosuke Kashima
Executive Vice President and Member of the Board


Akihito Otake
Executive Vice President and Member of the Board


Tsutomu Nakamura
Senior Vice President and Member of the Board


Toshimitsu Iwanami
Senior Vice President and Member of the Board


Takao Ono
Senior Vice President and Member of the Board


Toshio Morikawa[*1]
Member of the Board
Advisor,
Sumitomo Mitsui Banking Corporation


Yoshinari Hara[*1]
Member of the Board
Chairman of the Board,
Daiwa Securities Group Inc.


Sawako Nohara[*1]
Member of the Board
President, IPSe Marketing, Inc.


Kenji Miyahara[*1]
Member of the Board
Senior Adviser,
Sumitomo Corporation


Hideaki Takahashi[*1]
Member of the Board
Professor,
Keio University Graduate School of Media and Governance

[*1] Outside directors as stipulated in Item 15 of Article 2 of the Company Law of Japan

Corporate Auditors

full-time
Hiroshi Takakuta

full-time
Kenji Seo

Shinichi Yokoyama[*2]
Chairman, Representative Director,
Sumitomo Life Insurance Company

Muneo Shigematsu[*2]

Tatsuzo Homma[*2]
Attorney

[*2] Outside corporate auditors as stipulated in Item 16 of Article 2 of the Company Law of Japan

NEC's Corporate Social Responsibility

NEC's business activities are based on various relationships with shareholders and other investors, customers, business partners, communities, employees and others.

NEC aims to achieve sustainable growth with society by fulfilling its corporate social responsibilities (CSR) as a good corporate citizen and enhancing its corporate value.

NEC believes that enhancing its profitability through sound business activities while enforcing corporate ethics and observance of laws is the fundamental tenet of management. We also believe that NEC should remain actively engaged in the solution of various issues faced by society while protecting the Earth's environment. Our aim is to help resolve these issues through business activities.

Extending CSR Promotion Activities to Business Partners

At NEC, we strive to fulfill our social responsibilities through daily business activities. Furthermore, we believe that ties with business partners are indispensable to promoting this. Accordingly, NEC has been undertaking cooperative activities with business partners across its supply chain while fostering mutual understanding.

Fiscal Year Ended March 31, 2006	To extend our CSR promotion activities, we formulated the Supply-chain CSR Guidelines for our business partners.
Fiscal Year Ended March 31, 2007	We surveyed 20 of our Japanese and overseas business partners to analyze the status of CSR activities in our supply chain.

In the years ahead, we plan to involve more business partners and use the results as a basis for continuing to increase cooperation in CSR activities from a long-term perspective.

Development of Rechargeable Batteries that Contribute to the Prevention of Global Warming

In this era of climate change, electric vehicles (EV), which emit almost no greenhouse gases are expected to help prevent global warming. The lithium-ion batteries developed by NEC Lamilion Energy, Ltd. provide high power and a large capacity with rapid charging capability, and are thus suitable as a power source for EVs. In recognition of this breakthrough, NEC Lamilion Energy, The Tokyo Electric Power Company, Incorporated and Fuji Heavy Industries, Ltd. were



Electric vehicles are expected to become more common.



Meter shows battery power in kW



Rechargeable lithium-ion battery loaded inside a vehicle

jointly awarded by the Minister of the Environment of Japan for the Commendation for Global Warming Prevention Activity 2006 for their remarkable contribution to technology and product development.

Further, in April 2007, NEC established Automotive Energy Supply Corporation, a joint venture with Nissan Motor Co., Ltd., which is committed to develop forward-looking green technologies in its medium-term environmental action plan. The new company plans to further enhance the technologies it has developed thus far and supply rechargeable lithium-ion batteries to the automotive industry throughout the world.

NEC Internet Safety Program



Personal computers and the Internet are highly effective means of communication. However, problems resulting from Internet crime have become a major social issue. By conducting the NEC Internet Safety Program, NEC helps to eliminate the digital divide and provide an opportunity for participants to learn firsthand how to use the Internet safely and enjoyably. In fiscal 2007, the program was expanded to include participants 65 years or older.

Childcare Support Program



Japan's low birthrate and aging society, and the resulting contraction in its labor force, have become serious social issues. Society has high hopes for women who choose to continue working after marriage and childbirth. At NEC, we are striving to create a society in which women can exercise their full potential, while realizing and balancing the joys of having children with the development of careers and professional capabilities. In fiscal 2007, we began offering childcare support programs for our employees and local residents. There we teach them how to care for themselves physically and mentally so that they can make a smooth transition back to the workplace after their children are born.

Inclusion in Socially Responsible Investment (SRI) (as of May 2007)

Stock Indices

Dow Jones Sustainability World Index (U.S.) and other indices


Dow Jones
Sustainability Indexes
Member 2006/07

SRI Funds

Asahi Life SRI Social Contribution Fund "Asu no Hane (Wings of Tomorrow)" and other funds

For further details on NEC's CSR activities, please visit NEC's website at the following URL:

http://www.nec.co.jp/csr/en

Contents

Selected Financial Data

【Japan GAAP】

Year ended March 31	Millions of yen 2006	Millions of yen 2007	Millions of U.S. dollars 2007	Percent change 2007/2006
For the year:				
Net sales:	¥4,929,970	¥4,652,649	$39,429	-5.6%
IT/Network Solutions business	2,762,415	2,758,806	23,380	-0.1%
Mobile/Personal Solutions business	1,250,257	965,003	8,178	-22.8%
Electron Devices business	815,938	861,001	7,297	5.5%
Others	598,869	548,666	4,650	-8.4%
Eliminations	(497,509)	(480,827)	(4,076)	-
Operating profit/loss:	72,526	69,976	593	-3.5%
IT/Network Solutions business	180,832	154,064	1,306	-14.8%
Mobile/Personal Solutions business	(55,316)	(33,490)	(284)	-
Electron Devices business	(30,794)	(23,035)	(195)	-
Others	17,622	17,738	150	0.7%
Eliminations and unallocable operating expenses	(39,818)	(45,301)	(384)	-
Ordinary income	14,955	16,347	139	9.3%
Net income (loss)	(10,062)	9,128	77	-
R&D expenses	287,441	334,639	2,836	16.4%
Capital expenditures (property, plant and equipment)	160,960	177,480	1,504	10.3%
Depreciation (property, plant and equipment)	153,093	149,681	1,268	-2.2%
Free cash flows	141,117	68,642	582	-51.4%
Per share data (in yen and U.S. dollars):				
Net income (loss)	(5.26)	4.43	0.04	-
Diluted net income	-	4.23	0.04	-
Cash dividends	6.00	8.00	0.07	33.3%
At the year end:				
Total assets	3,802,775	3,731,669	31,624	-1.9%
Owner's equity	1,029,807	1,038,808	8,803	0.9%
Interest-bearing debt	935,103	859,292	7,282	-8.1%
Owner's equity ratio (%)	27.1%	27.8%		
D/E ratio(times)	0.91	0.83		
Return on owner's equity (%)	-	0.9%		
Number of employees	154,180	154,786		

Notes:
1. NEC changed its accounting principles to prepare consolidated financial statements required under Japanese law from U.S.GAAP to Japan GAAP starting from the fiscal year ended March 31, 2007. Accordingly, the financial statements for the fiscal year ended March 31, 2006 on this annual report presented under Japan GAAP for comparison purpose.
2. U.S.dollar amounts are translated from yen, for convenience only, at the rate of ¥118=U.S.$1.
3. Net sales and operating profit/loss of each business segment includes intersegment transactions.
4. Cash dividends per share for the year ended March 31, 2007 are the total of interim and year-end dividends approved by the Company's board of directors on November 21, 2006 and May 21, 2007, respectively.
5. Interest-bearing debt is sum of short-term borrowings, current portion of long-term debt and long-term debt.
6. Owner's equity is sum of total shareholders' equity and total valuation and translation adjustments.
7. D/E ratio is interest-bearing debt divided by owner's equity.

The Company previously disclosed its consolidated financial results based on the financial statements prepared in accordance with the accounting principles generally accepted in the United States of America. As has been previously announced, however, the Company has elected, starting with the first half of the fiscal year ended March 31, 2007, to prepare and disclose its consolidated financial statements required under Japanese law in accordance with Japan GAAP. Accordingly, the financial results for the fiscal year ended March 31, 2007, including figures presented for purposes of comparison with the previous fiscal year, are presented under Japan GAAP.

This section contains forward-looking statements pertaining to the financial condition and business results of the NEC Group, which reflect the analysis and expectations of NEC Corporation ("the Company"). Any forward-looking statements speak only as of the date on which they are made. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

(1) Business Overview and Key Business Drivers

The NEC Group is a leading provider of solutions leveraging its world-class technological competence mainly in the three business domains of IT/Network Solutions, Mobile/Personal Solutions and Electron Devices. The NEC Group is focused mainly on providing a diverse array of reliable solutions to meet complex customer requirements. In order to enable individuals to spend safe, happy and rich lives, and enterprises to enhance their competitiveness and management efficiency by utilizing IT and networks, the NEC Group, under the corporate slogan "Empowered by Innovation", intends to contribute to realizing the new potential of people and society through continuing innovation for "improved customer satisfaction".

The NEC Group generates revenue from three principal segments, which are called the IT/Network Solutions business, Mobile/Personal Solutions business and Electron Devices business. For the fiscal year ended March 31, 2007, 59% of sales of the NEC Group came from IT/Network Solutions business, 21% from Mobile/ Personal Solutions business and 19% from Electron Devices business. (Each ratio above is that of sales in each business segment including inter-segment transactions, to sales of the NEC Group.)

The brief overview of products and services of each segment is as follows:

Sales of IT/Network Solutions business are derived mainly from the sale of computer systems and communication/broadcasting systems and the provision of SI, maintenance and support services and outsourcing and support services to national and local governments, telecommunication carriers and other business enterprises. The business results of IT/Network Solutions business are affected by trends in economic conditions and IT and network investments.

Sales of Mobile/ Personal Solutions business are derived mainly from the sale of mobile handsets to telecommunication carriers, the sale of PCs to corporate and individual customers in Japan, and the provision of the "BIGLOBE" Internet service. Sales of mobile handsets are affected by business strategies of telecommunication carriers. Sales of PCs and Internet services are affected by demand of corporate and individual customers mainly in Japan.

Sales of Electron Devices business are derived from the sale of semiconductors such as system LSIs, electronics components and others. Sales of semiconductors are affected by demand of end products, such as digital consumer electronics products.

(2) Analysis of business results for the fiscal year ended March 31, 2007

During the fiscal year ended March 31, 2007, the U.S. economy in general experienced continuous stable growth mainly as a result of higher capital expenditure and consumer spending. In addition, high levels of growth in the general economy were sustained in developing countries such as China and Russia.

The Japanese economy in general also enjoyed steady growth as exports and capital expenditures increased, although the growth of consumer spending slowed. Amid this business environment, the NEC Group set the management policy for the fiscal year ended March 31, 2007 as a year of "proactive management," which was to be achieved through the participation of all employees, various growth initiatives, and efforts to improve the financial results of focus business areas.

As the initial step, the Company focused on increasing orders of, and developing products

for, the next-generation network ("NGN") business area as one measure for growth. To be more specific, the Company took part in a field trial being carried out by telecommunications carriers for the construction of NGNs and commercialized software products and network equipment that form the core of NGNs.
As the next step, in order to improve profits of our focused business areas, such as the area of Mobile Terminals, the Company established joint venture companies with Matsushita Electric Industrial Co., Ltd. and other companies to curb elevating development costs, streamlined unprofitable businesses overseas, and promoted the strengthening of product competitiveness to increase shipments and recover market share.
At the same time, in the area of Semiconductors, although sales increased due to the implementation of measures for obtaining orders, such as collaboration with semiconductor trading companies and strengthening of the sales structure in China, a difficult business environment prevailed for the fiscal year ended March 31, 2007, mainly owing to product price decline, increased development costs resulting from the dispersion of product lineup, and lower than expected cost reduction.

The Company recorded consolidated sales of 4,652.6 billion yen for the fiscal year ended March 31, 2007, a decrease of 277.3 billion yen (5.6%) from the previous fiscal year. Despite an increase in sales, mainly of semiconductors in the Electron Devices business, the decrease in sales was mainly due to sales being in line with those of the previous fiscal year in the IT/Network Solutions business, other than the decrease relating to the sale of the PC business in Europe, and the streamlining of overseas business and a decrease in the number of units shipped in Japan in the area of Mobile Terminals in the Mobile/Personal Solutions business.
Regarding profitability, operating income decreased by 2.6 billion yen (3.5%) from the previous fiscal year to 70.0 billion yen. Although there was an improvement in profit in the Mobile/Personal Solutions business as a result of streamlining of overseas business in the area of Mobile Terminals and in the Electron Devices business due to an increase in sales, the fall in operating income is mainly due to the accrual of estimated warranty costs for products already sold in the IT/Network business.
Ordinary income increased by 1.4 billion yen (9.3%) from the previous fiscal year to 16.3 billion yen. The Company recorded income before income taxes of 96.3 billion yen, an increase of 44.6 billion yen (86.1%) from the previous fiscal year. This was due to an increase in ordinary income, in addition to the recording of an increase in special gains and losses of 43.2 billion yen accompanying cancellation of the marketable securities of a part of the Company's pension trust. In addition, consolidated net income improved by 19.2

billion yen from the previous year to 9.1 billion yen.

Sales and operating income in each segment (including inter-segment transactions) were as follows (figures in brackets denote increases or decreases as compared with the previous fiscal year):

a. IT/Network Solutions business

Sales:	2,758.8 billion yen	(-0.1%)
Ordinary income:	154.1billion yen	(-26.8 billion yen)

Sales of the IT/Network Solutions business were 2,758.8 billion yen, an amount almost equivalent to that of the previous fiscal year. With regards to sales by products and services, in the area of IT Services/System Integration, sales were almost equivalent to that of the previous fiscal year, and in the area of Network Systems, as a result of steady sales to telecommunications carriers, sales increased from the previous fiscal year. On the other hand, in the area of IT Platforms, sales decreased from the previous fiscal year, mainly owing to a decrease in sales of optical disk drives. In April, 2006, the Company transferred its operation of optical disk drives to the joint venture company between the Company and Sony Corporation. In the area of Social Infrastructure, sales decreased from the previous fiscal year, owing to a decrease in investment in digital terrestrial broadcasting systems in the Japanese market.

Operating income was 154.1 billion yen, a decrease of 26.8 billion yen (14.8%) from the previous fiscal year. This was mainly due to the accrual of estimated warranty costs for products already sold and a fall in sales in the area of IT Platforms.

Recently, a concern for information security increased. The Company developed a new system that is designed to prevent information leakage associated with loss or theft of computer by configuring Thin Client that has no storage unit such as hard disk drives. In addition, the Company upgraded the security software products "InfoCage" to realize the coordinated security function featuring the unified management of terminal, data, server, and network for purpose of preventing information leakage through, among other things, security breach by insiders, file-sharing software, and computer viruses.

Further, the Company achieved during the fiscal year ended March 31, 2007 delivery of over 500 thousand units on an accumulated basis of the simplified wireless communications system "Pasolink" that enjoyed an expanding demand mainly as telecommunications system covering base stations for mobile communications systems.

The Company has delivered Pasolink to customers in 123 countries, and has the second largest market share in the global market.

b. Mobile/Personal Solutions business

Sales:	965.0 billion yen	(- 22.8%)
Operating loss:	33.5 billion yen	(Improvement of 21.8 billion yen)

Sales of the Mobile/Personal Solutions business were 965.0 billion yen, a decrease of 285.3 billion yen (22.8%) from the previous fiscal year. This was mainly due to, in the area of Mobile Terminals, streamlining of overseas business and a decrease of shipments in Japan, and, in the area of Personal Solutions, the sale of its PC business in Europe and stagnant growth in the Japanese PC market.

Despite an improvement in profit of 21.8 billion yen (39.5%) from the previous fiscal year mainly due to reduced loss as a result of streamlining of overseas business in the area of Mobile Terminals, the Mobile/Personal Solutions business recorded an operating loss of 33.5 billion yen.

The Company developed, by using advanced technology of the Company and NEC Electronics Corporation, a subsidiary of the Company, the mobile phone handset "N703iμ" and supplied them to NTT DoCoMo, Inc. The handset that realized 11.4 mm in depth was the thinnest W-CDMA based folding phone in the world (as of June 1, 2007). This "N703iμ" has excellent battery life with approximately 690 hours of continuous standby time and features a variety of functions such as 1.3 million megapixel camera and music players. It gains a high reputation for its thinness and high functionality.

c. Electron Devices business

Sales:	861.0 billion yen	(+5.5%)
Operating loss:	23.0 billion yen	(Improvement of 7.8 billion yen)

Sales of the Electron Devices business were 861.0 billion yen, an increase of 45.1 billion yen (5.5%) from the previous fiscal year. This was mainly due to an increase in sales of semiconductors. With regards to sales by products and services, in the area of Semiconductors, sales increased from the previous fiscal year mainly due to an increase in sales of semiconductors for games consoles and general purpose microcontrollers. In the area of Electronic Components and Others, although there was steady overall demand in the market for electronic components, sales decreased from the previous fiscal year, owing to a decrease in sales of small-sized LCDs, for which there were large-scale orders in the previous fiscal year.

Although profit improved from the previous fiscal year by 7.8 billion yen (25.2 %), an operating loss was 23.0 billion yen in the Electron Devices business. This was mainly due to the effect of product price decline, an increase in research and development costs, investment to enhance manufacturing capabilities, and the recording of expenses to improve profitability in the area of Semiconductors.

The Company and NEC Electronics Corporation, a subsidiary of the Company, developed, in cooperation with TOYOTA Motor Corporation and DENSO Corporation, "IMAPCAR", the image-recognition LSI for the use in automobiles. IMAPCAR can recognize preceding vehicles and pedestrians in real time. This new technology will allow automobile manufacturers to develop collision-avoidance and other vehicle-safety systems. TOYOTA Motor Corporation has adopted this image-recognition LSI in part for its LEXUS-brand automobiles.

d. Others

Sales of the Others segment, which consists of the manufacture and sale of monitors and LCD projectors, were 548.7 billion yen, a decrease of 50.2 billion yen (8.4%) from the previous fiscal year. This was mainly because the Company sold the shares of NEC Machinery Corporation and Anelva Corporation, which were formerly consolidated subsidiaries of the Company, to Canon Inc.

Operating income amounted to 17.7 billion yen, an amount almost equivalent to that of the previous fiscal year.

(3) Liquidity and capital resources

a. Cash Flows

	Bllions of Yen		Millions of U.S. Dollars
	2006	2007	2007
Net Cash Provided by (Used in):			
Operating activities	¥225.8	¥238.3	$2,020
Investing activities	(84.7)	(169.7)	(1,438)
Financing activities	(200.2)	(103.7)	(879)
Effect of exchange rate changes on cash and cash equivalents	10.0	6.1	52
Net decrease in cash and cash equivalents	¥ (49.1)	¥ (29.0)	$(246)

b. Basic Liquidity Management Policy

Basic liquidity management policy of the NEC Group is to maintain the sum of cash and cash equivalents and committed credit facilities with financial institutions at a level equivalent to approximately two months of sales. Committed credit facilities are agreements under which financial institutions commit to extending loans upon request up to an agreed limit under certain terms and conditions.

Cash and cash equivalents, together with committed credit facilities established with financial institutions, were 783.3 billion yen at the end of the fiscal year ended March 31, 2007. This included cash and cash equivalents of 423.4 billion yen and the unused portion of 359.9 billion yen of total long-term and short-term committed credit facilities of 417.0 billion yen. This is equivalent to roughly 2 times average monthly sales in the fiscal year ended March 31, 2007.

Cash and cash equivalents are mainly denominated in yen as well as other denominations that include U.S. dollars and euros.

c. Capital resources

The NEC Group maintains credit facilities that it believes are sufficient to meet its short-term and long-term funding needs.

With regard to short-term financing, the NEC Group relies primarily on commercial paper ("CP") in Japan to provide short-term financing for operating purposes. It has a 515.0 billion yen CP program. To prepare for unexpected short-term funding needs or instability in fund procurement through the issue of CP, it maintains committed short-term credit facilities of 307.0 billion yen to ensure that funds may be borrowed from financial institutions at all times. Of this amount, 80.0 billion yen represents a committed credit facility with a contract period effective from March 2007 through March 2010 that enables it to obtain short-term loans.

With regard to long-term financing, the NEC Group has a 300.0 billion yen straight bond issuance program in Japan.

In the fiscal year ended March 31, 2005, the Company established a committed credit facility of 100.0 billion yen to ensure that the NEC Group can meet long-term funding requirements. During the period from January 2005 to January 2008, this credit facility gives us a framework for flexibly taking out long-term loans with terms up to January 31, 2013. This long-term committed credit facility contains a clause that will revoke the facility in the event that the Company's rating (given by Rating and Investment Information, Inc.) is downgraded by five notches, from A at present to BB+ or lower.

In the fiscal year ended March 31, 2007, a consolidated subsidiary, NEC TOKIN Corporation, also established a credit facility of 10.0 billion yen to ensure that the NEC Group can meet long-term funding requirements. During the period from March 2007 to

March 2008, this credit facility gives the NEC Group a framework for flexibly taking out long-term loans with terms up to March 30, 2011. This long-term credit facility contains a clause that will revoke the facility in the event that NEC TOKIN's rating (given by at least either Rating and Investment Information, Inc. or Japan Credit Rating Agency, Ltd.) is downgraded to BB or lower (including the case where both ratings are dropped).

In the fiscal year ended March 31, 2007, the Company did not procure funds through the issuance of new shares or bonds.

Our basic policy regarding the structure of liabilities on balance sheets of the NEC Group is to maintain a balanced mix of fund procurement from debt and capital market instruments, while securing adequate long-term funds, from the standpoint of satisfying funding requirements in a stable manner.

The condition of it is as follows:

As of March 31	2006	2007
Long-term fund procurement*1	66.0%	58.9%
Use of capital market instruments*2	73.2%	72.5%

*1. Long-term fund procurement is calculated by dividing the sum of bonds and long-term borrowings and others (lease obligations) by interest-bearing debt.

*2. Use of capital market instruments is calculated by dividing bonds (including current position of bonds) and CPs by interest-bearing debt.

Long-term found procurement was 58.9% and use of capital market instruments was 72.5 as of March 31, 2007.
Short-term borrowings include loans from banks and insurance companies, and the average interest rate for the fiscal year ended March 31, 2007 was 1.81%.

(4) Management strategy and policy

Through the advancement of IT and network technologies, a ubiquitous networked society, which enables interchange of necessary information via a variety of information communication devices at anytime, and anywhere, is now being developed. In addition, it is anticipated that Next Generation Networks ("NGN"s) will become the platform to create a convenient, comfortable, and safe and secure society, and a variety of new services will be created on this platform.

Recognizing that the changes in this business environment presents new business opportunities, the NEC Group will promote further growth through the provision of total solutions, leveraging its world-class technological competence in the three business domains of IT/Network Solutions, Mobile/Personal Solutions, and Electron Devices.

In particular, leveraging NGNs, the NEC Group aims to create a wide variety of solutions that are designed for the ubiquitous networked society in areas such as national and local governments, communications and media, distribution, finance, transport, and medical care as well as telecommunications carriers. Along with expanding its business in markets revitalized by NGNs, the NEC Group will expand the product and device businesses that support NGNs, aiming for increasing profitability in its NGN-related businesses which mainly provide service platforms.
In addition, it is necessary to further expand the global businesses of the NEC Group in order to promote further growth. The NEC Group is currently strengthening its operating bases by realigning overseas subsidiaries in the United States, Europe and Asia, aiming to create synergy in each country or region, and strengthening its sales and technical support structure. The NEC Group will carry out aggressive sales activities in overseas markets, focusing primarily on mobile communication systems in the area of Network Systems, and on competitive solutions and products, such as Thin Client (a computer not equipped a storage unit such as hard disk drives) in the areas of IT Services/System Integration and IT Platforms.

Furthermore, to increase profitability, in addition to further strengthening ongoing production innovation in the software development divisions and product manufacturing divisions, the NEC Group is aiming to secure profitability in the Mobile Terminal area through acceleration of mobile handset development and strengthening of supply chain management. In addition, in the area of Semiconductors, the NEC Group is strengthening collaboration between NEC Electronics Corporation and all of the other NEC Group companies toward steady execution of the restructuring measures disclosed by NEC Electronics Corporation in February 2007, such as concentration of its resources in the digital consumer and automotive areas, and reduction of manufacturing costs by reorganizing its manufacturing lines in Japan and overseas.

By executing these measures, the NEC Group aims to develop into a global and innovative corporate group, achieving business growth and enhanced profitability and the Company will respond to the expectations of its shareholders.

NEC Corporation and Subsidiaries
Consolidated Balance Sheets
March 31, 2006 and 2007

ASSETS	Millions of Yen 2006	Millions of Yen 2007	Thousands of U.S. Dollars (Note 1) 2007
CURRENT ASSETS:			
Cash and cash equivalents	¥ 452,370	¥ 423,369	$ 3,587,873
Short-term investments	1,175	647	5,483
Trade notes and accounts receivable	858,328	874,543	7,411,382
Inventories (Note 6)	492,414	493,224	4,179,864
Deferred tax assets (Note 13)	106,243	114,560	970,847
Other current assets (Note 18)	198,430	150,895	1,278,771
Allowance for doubtful accounts	(9,617)	(9,557)	(80,991)
Total current assets	2,099,343	2,047,681	17,353,229
PROPERTY, PLANT AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION (Note 7):			
Land	91,694	92,203	781,381
Buildings and structures	244,534	238,677	2,022,686
Machinery and equipment	197,839	214,833	1,820,619
Furniture and fixtures	104,861	104,925	889,195
Construction in progress	38,341	33,891	287,212
Total property, plant and equipment	677,269	684,529	5,801,093
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Note 5)	266,040	230,504	1,953,424
Investments in affiliated companies	110,319	221,864	1,880,203
Goodwill (Note 4)	79,397	89,566	759,034
Software	149,892	126,339	1,070,670
Deferred tax assets (Note 13)	214,525	160,810	1,362,797
Other assets (Note 8)	236,901	187,184	1,586,305
Allowance for doubtful accounts	(30,911)	(16,808)	(142,441)
Total investments and other assets	1,026,163	999,459	8,469,992
TOTAL	¥3,802,775	¥3,731,669	$31,624,314

See notes to consolidated financial statements.

LIABILITIES AND NET ASSETS	Millions of Yen 2006	Millions of Yen 2007	Thousands of U.S. Dollars (Note 1) 2007
CURRENT LIABILITIES:			
Short-term borrowings (Note 7)	¥ 141,979	¥ 213,328	$ 1,807,864
Current portion of long-term debt (Note 7)	175,977	139,893	1,185,533
Trade notes and accounts payable	826,335	786,899	6,668,636
Accrued expenses	284,502	285,039	2,415,585
Other current liabilities (Notes 9, 13 and 18)	246,515	270,320	2,290,848
Total current liabilities	1,675,308	1,695,479	14,368,466
LONG-TERM LIABILITIES:			
Long-term debt (Note 7)	617,147	506,071	4,288,738
Liabilities for retirement benefits (Note 8)	197,434	216,769	1,837,025
Deferred tax liabilities (Note 13)	9,661	11,424	96,814
Other long-term liabilities (Note 10)	60,575	61,803	523,754
Total long-term liabilities	884,817	796,067	6,746,331
COMMITMENTS AND CONTINGENT LIABILITIES (Notes 17, 18 and 19)			
NET ASSETS (Notes 11, 22 and 24):			
SHAREHOLDERS' EQUITY:			
Common stock authorized, 7,500,000 thousand shares; issued, 1,995,923 thousand shares in 2006 and 2,029,555 thousand shares in 2007	337,821	337,822	2,862,898
Capital surplus	441,155	464,838	3,939,305
Retained earnings	173,808	173,003	1,466,127
Treasury stock—at cost 2,974 thousand shares in 2006 and 4,546 thousand shares in 2007	(2,869)	(3,225)	(27,331)
Total shareholders' equity	949,915	972,438	8,240,999
VALUATION AND TRANSLATION ADJUSTMENTS:			
Unrealized gains on available-for-sale securities	78,128	57,706	489,034
Unrealized losses on derivative financial instruments	—	(143)	(1,212)
Foreign currency translation adjustments	1,764	8,807	74,636
Total valuation and translation adjustments	79,892	66,370	562,458
STOCK SUBSCRIPTION RIGHTS (Note 12)	—	81	687
MINORITY INTERESTS	212,843	201,234	1,705,373
Total net assets	1,242,650	1,240,123	10,509,517
TOTAL	¥3,802,775	¥3,731,669	$31,624,314

NEC Corporation and Subsidiaries
Consolidated Statements of Operations
Years Ended March 31, 2006 and 2007

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2006	2007	2007
NET SALES	¥ 4,929,970	¥ 4,652,649	$ 39,429,229
COST OF SALES (Note 8)	3,523,577	3,242,459	27,478,466
Gross profit	1,406,393	1,410,190	11,950,763
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Notes 3, 8 and 14)	1,333,867	1,340,214	11,357,746
Operating income	72,526	69,976	593,017
NON-OPERATING INCOME:			
Interest and dividend income	10,743	12,573	106,551
Equity in earnings of affiliated companies, net	6,195	–	–
Foreign exchange gain, net	1,042	–	–
Other non-operating income	14,672	13,622	115,441
Total non-operating income	32,652	26,195	221,992
NON-OPERATING EXPENSES:			
Interest expense	16,810	16,161	136,958
Loss on disposals of property, plant and equipment	16,547	15,639	132,534
Retirement benefit expenses (Note 8)	13,527	13,863	117,483
Settlement and compensation loss	19,126	7,510	63,644
Equity in losses of affiliated companies, net	–	4,006	33,949
Foreign exchange loss, net	–	2,622	22,220
Other non-operating expenses	24,213	20,023	169,687
Total non-operating expenses	90,223	79,824	676,475
Ordinary income	14,955	16,347	138,534
SPECIAL GAINS (Note 15)	58,803	115,155	975,890
SPECIAL LOSSES (Notes 3 and 15)	22,023	35,205	298,348
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	51,735	96,297	816,076
INCOME TAXES (Note 13):			
Current	25,957	30,728	260,406
Deferred	47,192	62,242	527,475
Total income taxes	73,149	92,970	787,881
MINORITY INTERESTS IN NET LOSS OF SUBSIDIARIES	(11,352)	(5,801)	(49,161)
NET INCOME (LOSS)	¥ (10,062)	¥ 9,128	$ 77,356

	Yen		U.S. Dollars (Note 1)
	2006	2007	2007
PER SHARE OF COMMON STOCK (Note 21):			
Basic net income (loss)	¥ (5.26)	¥ 4.43	$ 0.04
Diluted net income	—	4.23	0.04
Cash dividends applicable to the year	6	8	0.07

See notes to consolidated financial statements.

NEC Corporation and Subsidiaries

Consolidated Statements of Changes in Net Assets
Years Ended March 31, 2006 and 2007

	Thousands	Shareholders' Equity			
	Outstanding Number of Shares of Common Stock	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock
BALANCE, APRIL 1, 2005	1,929,268	¥ 337,820	¥ 396,366	¥ 207,745	¥ (2,604)
Net loss				(10,062)	
Cash dividends paid, ¥ 6 per share				(11,759)	
Bonuses to directors				(316)	
Repurchases of treasury stock					(298)
Disposals of treasury stock					33
Increase due to stock-for-stock exchange	66,654		44,905		
Conversion of convertible bonds with stock subscription rights	1	1	1		
Loss on disposal of treasury stock			(3)		
Other decrease in capital surplus			(114)		
Adjustment for changes in companies accounted for by the equity method				(11,800)	
Net changes in items other than shareholders' equity during the year					
BALANCE, MARCH 31, 2006	1,995,923	337,821	441,155	173,808	(2,869)
Net income				9,128	
Cash dividends paid, ¥ 7 per share				(14,081)	
Bonuses to directors				(200)	
Repurchases of treasury stock					(558)
Disposals of treasury stock			(153)		202
Increase due to stock-for-stock exchange	33,631		24,382		
Conversion of convertible bonds with stock subscription rights	1	1	1		
Other decrease in capital surplus			(547)		
Adjustment for changes in companies accounted for by the equity method (Note 5)				4,348	
Net changes in items other than shareholders' equity during the year					
BALANCE, MARCH 31, 2007	2,029,555	¥ 337,822	¥ 464,838	¥ 173,003	¥ (3,225)

	Shareholders' Equity			
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock
BALANCE, MARCH 31, 2006	$2,862,890	$3,738,602	$1,472,949	$ (24,314)
Net income			77,356	
Cash dividends paid, $0.06 per share			(119,331)	
Bonuses to directors			(1,694)	
Repurchases of treasury stock				(4,729)
Disposals of treasury stock		(1,296)		1,712
Increase due to stock-for-stock exchange		206,627		
Conversion of convertible bonds with stock subscription rights	8	8		
Other decrease in capital surplus		(4,636)		
Adjustment for changes in companies accounted for by the equity method (Note 5)			36,847	
Net changes in items other than shareholders' equity during the year				
BALANCE, MARCH 31, 2007	$2,862,898	$3,939,305	$1,466,127	$ (27,331)

See notes to consolidated financial statements

	Millions of Yen						
	Valuation and Translation Adjustments						
Total	Unrealized Gains on Available-for-sale Securities	Unrealized Losses on Derivative Financial Instruments	Foreign Currency Translation Adjustments	Total	Stock Subscription Rights	Minority Interests	Total Net Assets
¥939,327	¥30,065	¥ —	¥(15,689)	¥14,376	¥ —	¥243,318	¥1,197,021
(10,062)							(10,062)
(11,759)							(11,759)
(316)							(316)
(298)							(298)
33							33
44,905							44,905
2							2
(3)							(3)
(114)							(114)
(11,800)							(11,800)
—	48,063		17,453	65,516		(30,475)	35,041
949,915	78,128	—	1,764	79,892	—	212,843	1,242,650
9,128							9,128
(14,081)							(14,081)
(200)							(200)
(558)							(558)
49							49
24,382							24,382
2							2
(547)							(547)
4,348							4,348
—	(20,422)	(143)	7,043	(13,522)	81	(11,609)	(25,050)
¥972,438	¥57,706	¥(143)	¥8,807	¥66,370	¥81	¥201,234	¥1,240,123

	Thousands of U.S. Dollars (Note 1)						
	Valuation and Translation Adjustments						
Total	Unrealized Gains on Available-for-sale Securities	Unrealized Losses on Derivative Financial Instruments	Foreign Currency Translation Adjustments	Total	Stock Subscription Rights	Minority Interests	Total Net Assets
$8,050,127	$662,102	$ —	$14,949	$677,051	$ —	$1,803,754	$10,530,932
77,356							77,356
(119,331)							(119,331)
(1,694)							(1,694)
(4,729)							(4,729)
416							416
206,627							206,627
16							16
(4,636)							(4,636)
36,847							36,847
—	(173,068)	(1,212)	59,687	(114,593)	687	(98,381)	(212,287)
$8,240,999	$489,034	$(1,212)	$74,636	$562,458	$687	$1,705,373	$10,509,517

NEC Corporation and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended March 31, 2006 and 2007

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2006	2007	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Income before income taxes and minority interests	¥ 51,735	¥ 96,297	$ 816,076
Depreciation	198,956	198,398	1,681,339
Amortization of long-term prepaid expenses	34,750	25,975	220,127
Impairment losses on property, plant and equipment	661	2,768	23,458
Amortization of goodwill	6,021	8,287	70,229
Increase (decrease) in allowance for doubtful accounts	5,098	(13,327)	(112,941)
Increase in product warranty liabilities	10,739	24,553	208,076
Decrease in provision for loss on repurchase of computers	(4,467)	(3,177)	(26,924)
Increase in liabilities for retirement benefits	21,432	28,629	242,619
Interest and dividend income	(10,743)	(12,573)	(106,551)
Interest expense	16,810	16,161	136,958
Equity in (earnings) losses of affiliated companies	(6,195)	4,006	33,949
Gain on change in interests in subsidiaries and affiliated companies	(2,909)	(8,630)	(73,136)
Gain on sales of property, plant and equipment	(4,590)	(2,872)	(24,339)
Loss on sales of property, plant and equipment	–	208	1,763
Loss on disposals of property, plant and equipment	16,547	15,639	132,534
Gain on sales of investment securities	(25,189)	(25,651)	(217,381)
Write-off of investment securities	10,162	10,058	85,237
Loss on sales of investment securities	378	19	161
Gain on sales of investments in affiliated companies	(23,220)	(41)	(347)
Loss on sales of investments in affiliated companies	–	661	5,602
Gain on lapse of stock subscription rights	–	(2)	(17)
Gain on reversion of securities from the pension trust	–	(69,533)	(589,263)
Gain on transfer of securities to the pension trust	–	(6,534)	(55,373)
Settlement and compensation loss	19,126	7,510	63,644
Increase in trade notes and accounts receivable	(76,683)	(31,524)	(267,153)
(Increase) decrease in inventories	34,878	(14,098)	(119,475)
Increase (decrease) in accounts receivable, other	(6,700)	41,350	350,424
Increase (decrease) in trade notes and accounts payable	14,650	(24,413)	(206,890)
Others—net	(3,036)	17,103	144,942
Sub total	278,211	285,247	2,417,348
Interest and dividends received	10,760	12,598	106,763
Interest paid	(17,297)	(16,180)	(137,119)
Payment for settlement and compensation loss	(7,828)	(15,240)	(129,153)
Income taxes – paid	(38,042)	(28,107)	(238,195)
Net cash provided by operating activities	¥ 225,804	¥ 238,318	$ 2,019,644

NEC Corporation and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended March 31, 2006 and 2007

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2006	2007	2007
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	¥(159,432)	¥(186,815)	$(1,583,178)
Proceeds from sales of property, plant and equipment	69,442	50,316	426,407
Acquisitions of intangible assets	(47,635)	(36,262)	(307,305)
Purchases of investment securities	(12,584)	(10,655)	(90,297)
Proceeds from sales of investment securities	36,271	38,432	325,695
Disbursements for acquisitions of shares of newly consolidated subsidiaries	(3,608)	(1,630)	(13,814)
Proceeds from acquisitions of shares of newly consolidated subsidiaries	–	1,716	14,542
Proceeds from sales of shares of subsidiaries being excluded from the consolidation	14,604	39	331
Disbursements for sales of shares of subsidiaries being excluded from the consolidation	–	(1,496)	(12,678)
Purchases of investments in affiliated companies	(11,946)	(22,915)	(194,195)
Proceeds from sales of investments in affiliated companies	29,052	260	2,203
Disbursements for loans receivable	(16,338)	(12,304)	(104,271)
Collection of loans receivable	18,769	14,887	126,161
Others-net	(1,282)	(3,249)	(27,533)
Net cash used in investing activities	(84,687)	(169,676)	(1,437,932)
FORWARD	¥ 141,117	¥ 68,642	$ 581,712

NEC Corporation and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended March 31, 2006 and 2007

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2006	2007	2007
FORWARD	¥ 141,117	¥ 68,642	$ 581,712
CASH FLOWS FROM FINANCING ACTIVITIES:			
Increase (decrease) in short-term borrowings, net	(81,326)	70,574	598,085
Proceeds from long-term borrowings	24,643	15,564	131,898
Repayments of long-term borrowings	(55,130)	(58,328)	(494,305)
Proceeds from issuance of bonds with stock subscription rights	7,500	−	−
Redemption of bonds	(85,570)	(29,270)	(248,051)
Redemption of convertible bonds	−	(99,998)	(847,441)
Proceeds from capital contribution from minority shareholders	4,056	14,378	121,847
Dividends paid	(11,729)	(14,060)	(119,153)
Dividends paid to minority shareholders	(2,407)	(2,268)	(19,220)
Others—net	(236)	(331)	(2,804)
Net cash used in financing activities	(200,199)	(103,739)	(879,144)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	9,950	6,096	51,661
NET DECREASE IN CASH AND CASH EQUIVALENTS	(49,132)	(29,001)	(245,771)
CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR	501,502	452,370	3,833,644
CASH AND CASH EQUIVALENTS, AT END OF YEAR	¥ 452,370	¥423,369	$ 3,587,873
NONCASH INVESTING AND FINANCING ACTIVITIES:			
Stock-for-stock exchange	44,905	24,382	206,627
Finance leases	10,741	9,432	79,932
Conversion of convertible bonds with stock subscription rights	2	2	17

See notes to consolidated financial statements.

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations and in conformity with accounting principles generally accepted in Japan (the "Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which NEC Corporation ("NEC" or the "Company") is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥ 118 to $1, the approximate rate of exchange at March 31, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. *Consolidation*—The consolidated financial statements as of March 31, 2007 include the accounts of the Company and its 342 (356 in 2006) subsidiaries (together, the "Group"). Investments in 68 (68 in 2006) affiliated companies are accounted for by the equity method.

Under the control or influence concept, those companies in which the Group, directly or indirectly, is able to exercise control over operations are consolidated, and those companies over which the Group has the ability to exercise significant influence in terms of their operating and financial policies are accounted for by the equity method.

Goodwill, which represents cost in excess of the net assets of subsidiaries acquired is amortized on a straight-line basis over periods within 20 years (NEC Soft, Ltd. －20 years, NEC System Technologies, Ltd. －20 years, NEC Infrontia－15 years, Abeam Consulting Ltd. －10 years).

b. *Business Combination*—In October 2003, the Business Accounting Council (the "BAC") issued a Statement of Opinion, "Accounting for Business Combinations", and on December 27, 2005, the Accounting Standards Board of Japan (the "ASBJ") issued ASBJ Statement No.7, "Accounting Standard for Business Divestitures" and on December 22, 2006, ASBJ Guidance No.10, "Guidance for Accounting Standard for Business Combinations and Business Divestitures". These new accounting pronouncements were effective for the fiscal years beginning on or after April 1, 2006.
The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests. For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures.

c. *Cash Equivalents*—Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, certificate of deposits, commercial papers and bond funds, all of which mature or become due within three months of the date of acquisition.

d. ***Inventories***— Inventories are stated at the lower of cost or market. The cost of custom-made products is determined mainly by the specific identification method. The cost of mass produced standard products, semifinished components and raw materials is determined mainly by the first-in, first-out method. The cost of work in process of mass produced standard products is determined mainly by the average method.

e. ***Investment Securities***— Marketable investment securities are valued at the quoted market prices prevailing at the fiscal year end, with unrealized gains and losses, net of applicable taxes, included in a component of net assets. The cost of securities sold is determined based on the moving-average method.
Non-marketable investment securities are stated at cost determined by the moving-average method.
Investments in limited partnerships are accounted for by the equity method.

f. ***Property, Plant and Equipment***—Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment of the Group is computed principally by the declining-balance method at rates based on the estimated useful lives of the assets. The range of useful lives is principally from 7 to 50 years for buildings and structures, from 2 to 22 years for machinery and equipment, and furniture and fixtures. Leased assets are depreciated by the declining-balance method over the respective lease periods.

Accumulated depreciation of property, plant and equipment as of March 31, 2006 and 2007 were ¥ 1,791,412 million and ¥ 1,789,062 million ($ 15,161,542 thousand), respectively.

g. ***Software***—Software for sale to the market is amortized based on either projected sales volumes or projected sales amounts.

Software for internal use is amortized on a straight-line basis over the estimated useful life, not to exceed five years.

h. ***Long-lived Assets***—In principle, the Company groups assets for business use based on its business units and managerial accounting segments. The Company groups idle assets on an individual basis. The higher of the estimated net realizable value or the estimated value in use is used as the estimated recoverable amounts of fixed assets in business use. The net realizable value is used as the estimated recoverable amounts of idle assets.

i. ***Allowance for Doubtful Accounts*** – The allowance for doubtful accounts is provided against potential losses on collections at an amount determined using a historical bad debt loss ratio, plus an amount individually estimated on the collectibility of receivables that are expected to be uncollectible due to bad financial condition or insolvency of the debtor.

j. ***Product Warranty Liabilities***— The Group accrues product warranty liabilities for estimated future warranty costs using the historical ratio of warranty costs to net sales, plus an amount individually measured on the incremental costs that are expected to be incurred, in expectation of expenditures for warranty costs after sale of products, or upon delivery of developed software.

Practical Issues Task Force (the "PITF") Report No.17, "Practical Solution on Revenue Recognition of Software," that was issued on March 30, 2006, was adopted effective for the fiscal 2007. In accordance with PITF No.17, the Company and its domestic subsidiaries additionally accrued for defect mending costs to be incurred subsequent to the delivery of software to customers, using the historical ratio of such costs, plus an amount individually measured on the incremental costs. The effects of the adoption for the fiscal 2007 were to decrease operating income, ordinary income, and income before income taxes and minority interests by ¥13,370 million ($113,305 thousand).

k. ***Provision for Loss on Repurchase of Computers***— The Company provides a provision for the estimated losses arising from the repurchase of computers based on the actual loss incurred in the past years.

l. ***Provision for Recycling Expenses of Personal Computers***— In accordance with personal computer recycling law, certain domestic subsidiary provides a provision

for recycling expenses of personal computers for estimated recycling costs to be incurred upon collection of household personal computers that were sold by the subsidiary, based on volume of shipments and collection ratio.
The Company annually reviews the various rates used in the calculation of the provision based on reports issued by JEITA (Japan Electronics and Information Technology Industries Association) and the actual collection and recycling records of the subsidiary.

m. ***Retirement and Pension Plans***— The Company and its domestic subsidiaries have non-contributory funded defined benefit plans, and most of overseas subsidiaries have various types of pension benefit plans which are mainly defined contribution plans and defined benefit plans.

The Company and certain domestic subsidiaries have pension and retirement benefit trusts.

Liabilities for retirement benefits or prepaid pension expenses are recorded for employees' pension and severance payments based on the projected benefit obligation and the estimated fair value of plan assets as of the fiscal year end.
Transitional obligation is amortized on a straight-line basis mainly over 15 years.
Prior service costs are amortized on a straight-line basis over the employees' estimated average remaining service periods (mainly 14 years).

Actuarial gains and losses are amortized on a straight-line basis over the employees' estimated average remaining service periods (mainly 12 years), starting the following year after incurrence.

n. ***Stock Options***—On December 27, 2005, the ASBJ issued ASBJ Statement No.8, "Accounting Standard for Share-based Payments" and related guidance. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006.

This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock subscription right as a separate component of net assets until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

o. ***Presentation of Net Assets***—On December 9, 2005, the ASBJ published a new accounting standard for presentation of net assets. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of net assets. Such items include stock subscription rights, minority interests, and unrealized gains or losses on derivative financial instruments accounted for under hedge accounting. This standard was effective for fiscal years ended on or after May 1, 2006. The consolidated balance sheet as of March 31, 2007 is presented in line with this new accounting standard. Net assets of the consolidated balance sheet as of March 31, 2006 are presented to conform to the presentation of the consolidated balance sheet as of March 31, 2007.

p. ***Research and Development Costs***—Research and development costs are charged to earnings as incurred. The amounts charged to earnings for the fiscal 2006 and 2007 were ¥ 287,441 million and ¥ 334,639 million ($ 2,835,924 thousand), respectively.

q. ***Leases***— Finance leases as lessee are capitalized and accounted for as ordinary sales transactions.

r. ***Bonuses to Directors***—Prior to the fiscal 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following an approval at the general shareholders meeting. The ASBJ issued PITF No.13, "Accounting Treatment for Bonuses to Directors and Corporate Auditors," which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to earnings, but still permitted the direct deduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

Bonuses to directors reflected in consolidated statement of changes in net assets for the fiscal 2007 were attributable to the fiscal 2006 and were approved at the ordinary general meeting of shareholders in June 2006.

The ASBJ replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard was effective for the fiscal years ended on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors for the fiscal year to which such bonuses are attributable.

s. ***Income Taxes***—The provision for income taxes is computed based on the pretax income included in the consolidated statement of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to tax loss carryforwards and temporary differences. Valuation allowances are established to reduce deferred tax assets to their net realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

t. ***Foreign Currency Transactions***—Foreign currency denominated monetary assets and liabilities are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statement of operations.

u. ***Foreign Currency Financial Statements***—The balance sheet accounts of the overseas subsidiaries and affiliated companies are translated into Japanese yen at the exchange rate as of the balance sheet date except for components of net assets, which are translated at the historical rates. Income and expense accounts of overseas subsidiaries and affiliated companies are translated into Japanese yen at the average exchange rate. Differences arising from such translation were shown as "Foreign currency translation adjustments" and "Minority interests" in a separate component of net assets.

v. ***Derivative Financial Instruments*** — The Group enters into foreign exchange forward contracts, currency swaps and interest rate swaps.

Derivative financial instruments are classified and accounted for as follows: all derivatives are recognized as either assets or liabilities and measured at fair value, and a) for derivatives not qualified for hedge accounting, unrealized gains or losses on derivative transactions are recognized in the statement of operations and b) for derivatives qualified for hedge accounting, unrealized gains or losses on derivatives are deferred until maturity of the hedged transactions with a separate component of net assets.

w. ***Per Share Information***—Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of shares of common stock outstanding for the fiscal year.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible bonds at the beginning of the fiscal year (or at the time of issuance) with applicable adjustments for related interest expense, net of tax, and full exercise of outstanding stock subscription rights (Note 21).

Cash dividends per share presented in the accompanying consolidated statements of operations are dividends applicable to the respective years including dividends to be paid after the end of the year.

Net assets per share are computed by dividing net assets available to common shareholders by the outstanding number of shares of common stock at each balance sheet date (Note 22).

3. ACCOUNTING CHANGES

(Fiscal year ended March 31, 2006)

Accounting Standard for Retirement Benefits—Effective for the fiscal 2006, the Company adopted "Amendments to a Part of Accounting Standard for Retirement Benefits" (ASBJ Statement No.3, issued on March 16, 2005), and "Implementation Guidance on Amendments to a Part of Accounting Standard for Retirement Benefits" (ASBJ Implementation Guidance No.7, issued on March 16, 2005). The effect of this accounting change was to increase operating income, ordinary income and income before income taxes and minority interests by ¥5,910 million for the fiscal 2006 over the corresponding amounts which would have been recorded under the previous method. The effect on segment information is described in Note 23.

Product Warranty Liabilities—Prior to the fiscal 2006, the costs of product repairs during a charge free warranty period were charged in earnings as such repair services were rendered. Effective for the fiscal 2006, however, the Company and its certain domestic subsidiaries changed their accounting policy to provide accruals for costs of product repairs as product warranty liabilities based on the historical ratio of warranty costs to net sales.

The change was made to strengthen financial soundness and to match periodic income and expenses more appropriately.

According to this accounting change, a provision for product warranty liabilities of ¥ 8,394 million attributable to sales prior to the fiscal 2006 was recorded as special loss (Note 15) and a provision of ¥ 7,202 million for sales for the fiscal 2006 was recorded as selling, general and administrative expenses. The effect of this accounting change was to increase operating income and ordinary income by ¥ 1,192 million and decreased income before income taxes and minority interests by ¥7,202 million on the consolidated statement of operations for the fiscal 2006 as compared with the corresponding amount which would have been recorded under the previous method. The effect on segment information is described in Note 23.

(Fiscal year ended March 31, 2007)

Adoption of Accounting Standards for Presentation of Net Assets in the Balance Sheet—Effective for the fiscal 2007, the Company adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5, issued on December 9, 2005) and "Implementation Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No. 8, issued on December 9, 2005).

Net assets of the consolidated balance sheet as of March 31, 2006 are presented to conform to the presentation as of March 31, 2007.

Adoption of Accounting Standards for Business Combinations and Business Divestitures—Effective for the fiscal 2007, the Company adopted the "Accounting Standard for Business Combinations" (BAC Statement of Opinion, issued on October 31, 2003), "Accounting Standard for Business Divestitures" (ASBJ Statement No. 7, issued on December 27, 2005), and "Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (ASBJ Guidance No.10, final revision, issued on December 22, 2006).

Revision of Accounting Standard for Treasury Shares and Appropriation of Legal Reserve—Effective for the fiscal 2007, the Company adopted the revised "Accounting Standard for Treasury Shares and Appropriation of Legal Reserve" (ASBJ Statement No. 1, final revision, issued on August 11, 2006) and "Implementation Guidance on Accounting Standard for Treasury Shares and Appropriation of Legal Reserve" (ASBJ Guidance No. 2, final revision, issued on August 11, 2006), which had no effect on the consolidated statement of operations for the fiscal 2007.

Accounting Standard for Directors' Bonus—Effective for the fiscal 2007, the Company adopted the "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4, issued on November 29, 2005). As a result of this accounting change, operating income, ordinary income and income before income taxes and minority interests decreased by ¥401 million ($ 3,398 thousand) for the fiscal 2007 from the corresponding amounts which would have been recorded under the previous method. The effect on segment information is described in Note 23.

Accounting Standards for Stock Options—Effective for the fiscal 2007, the Company adopted the "Accounting Standard for Share-based Payments" (ASBJ Statement No. 8, issued on December 27, 2005), and "Implementation Guidance on Accounting Standard for Share-based Payments" (ASBJ Guidance No. 11, final revision, issued on May 31, 2006), which had inconsequential effect on the consolidated statement of operations for the fiscal 2007.

4. BUSINESS COMBINATIONS

Stock-for-stock exchange transaction under common control (NEC Telenetworx, Ltd ("NEC Telenetworx") and NEC Nets SI Co., Ltd. ("Nets SI"))

Effective April 1, 2006, the stock-for-stock exchange transaction was conducted in which Nets SI, which was previously a 42.16% (26.91% excluding stocks in pension and retirement benefit trusts) owned subsidiary of NEC, acquired all shares (300,000 shares) of NEC Telenetworx, previously a wholly-owned subsidiary of NEC (Nets SI 26.051 shares for NEC Telenetworx 1 share). Nets SI engages in businesses of planning, consulting, designing, and constructing of network systems, while NEC Telenetworx engages in businesses of maintenance and support of equipment related to switching, carrier communication, wireless communication (microwave and satellite), communication control, broadcasting and activities in aerospace.
The stock-for-stock exchange transaction was intended to reinforce the maintenance and operation service business in the network solution area and to promote streamlining of the business.
Through this stock-for-stock exchange transaction, the Company acquired additional 7,815,300 shares of Nets SI, the fair value of which was determined at ¥6,780 million ($ 57,458 thousand) based on the third party valuation appraisal. As a result, the Company's ownership interest in Nets SI increased by 9.09% (11.48% excluding stocks in pension and retirement benefit trusts).

Since Nets SI has minority shareholders, the Company accounted for the difference between the amount of decrease in its ownership interests in NEC Telenetworx and the fair value of the business deemed transferred to minority shareholders of NEC Telenetworx as special gain on change in interests in subsidiaries and affiliated companies (Note 15). The Company also recognized goodwill of ¥ 581 million ($ 4,924 thousand) for the fair value of additional investment in Nets SI in excess of the carrying amount of net assets acquired from minority shareholders of Nets SI.

Stock-for-stock exchange transaction under common control (NEC Infrontia Corporation ("NEC Infrontia"))

Effective May 1, 2006, the stock-for-stock exchange transaction was conducted in which NEC Infrontia, which was previously 65.71% owned subsidiary of NEC, became a wholly-owned subsidiary of the Company (NEC 0.774 shares for NEC Infrontia 1 share). NEC Infrontia engages in businesses of manufacturing and marketing of information and telecommunications systems and operation terminals and system solution business. The stock-for-stock exchange transaction was intended to reinforce the IP telephony business within the Group. Through this stock-for-stock exchange transaction, the Company acquired additional 34.29% of NEC Infrontia in exchange for NEC's common stock of 33,630,520 shares, the fair value of which was determined at ¥24,382 million ($206,627 thousand) based on the third party valuation appraisal.

The Company recognized goodwill of ¥12,916 million ($109,458 thousand) for the fair value of additional investment in NEC Infrontia in excess of the carrying amount of net assets acquired from minority shareholders of NEC Infrontia.

Business divestiture transaction (Sony NEC Optiarc Inc. ("Sony NEC Optiarc"))

Effective April 1, 2006, the Company and Sony Corporation ("Sony") contributed each of their optical disk drive businesses into a newly incorporated company, Sony NEC Optiarc, to integrate and reinforce the optical disk drive businesses of the Company and Sony. The businesses which were attributed by the Company were included in the business segment of IT/Network solution. As a result of this business divesture, the Company acquired 45% ownership interest in Sony NEC Optiarc, which was determined based on the fair value of the contributed business. The fair value was determined based on the present value of future cash flows, estimated by a third party appraiser.

Incorporation of a jointly controlled company (Adcore-Tech Co., Ltd. (" Adcore-Tech"))

NEC, NEC Electronics Corporation ("NEC Electronics"), which is a majority-owned subsidiary of NEC, Matsushita Electric Industrial Co., Ltd ("Matsushita Electric"), Panasonic Mobile Communications Co., Ltd ("Panasonic Mobile"), which is a subsidiary of Matsushita Electric, and Texas Instruments Incorporated ("Texas Instruments") jointly incorporated Adcore-Tech that engages in businesses of development, designing and technical licensing of a "communication platform" that plays the key role in communication technologies of mobile phone systems of third generation and onwards. Adcore-Tech plans to lead the development of a communication platform that will play the key role in the current advanced 3.5G mobile phone system, in anticipation of developing a 3.9G mobile phone system in the future. The results of development efforts will be licensed worldwide, contributing to the development of the mobile phone industry. The Company and NEC Electronics contributed ¥2,650 million ($ 22,458 thousand) in the aggregate into Adcore-Tech to acquire 44.2% ownership interest.

The shareholders of Adcore-Tech consist of 3 groups, namely, the Company and NEC Electronics, Matsushita Electric and Panasonic Mobile, and Texas Instruments. The total number of shares held by the Company and NEC Electronics is the same as the total number held by Matsushita Electric and Panasonic Mobile, both of which are the 2 largest shareholders among 3 groups.

5. INVESTMENT SECURITIES

The carrying amounts and aggregate fair values of marketable investment securities at March 31, 2006 and 2007 were as follows:

	Millions of Yen			
March 31, 2006	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 70,685	¥ 125,673	¥ 308	¥ 196,050
Debt securities	616	—	5	611
Others	1,156	2	171	987
Total	¥ 72,457	¥ 125,675	¥ 484	¥ 197,648
March 31, 2007				
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 63,235	¥ 87,473	¥ 867	¥ 149,841
Debt securities	627	3	2	628
Others	1,675	36	41	1,670
Total	¥ 65,537	¥ 87,512	¥ 910	¥ 152,139

	Thousands of U.S. Dollars			
March 31, 2007	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	$ 535,890	$ 741,297	$ 7,347	$ 1,269,839
Debt securities	5,314	25	17	5,322
Others	14,195	305	347	14,153
Total	$ 555,399	$ 741,627	$ 7,711	$ 1,289,314

Non-marketable investment securities whose fair value is not readily determinable as of March 31, 2006 and 2007 were as follows:

	Carrying amount		
	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Available-for-sale:			
Equity securities	¥ 56,632	¥ 70,132	$ 594,339
Debt securities	3,696	996	8,441
Investments in limited partnerships	7,679	6,945	58,856
Others	385	292	2,474
Total	¥ 68,392	¥ 78,365	$ 664,110

Proceeds from sales of available-for-sale securities for the fiscal 2006 and 2007 were ¥36,271 million and ¥38,432 million ($ 325,695 thousand), respectively. Gross realized gains and losses on these sales were ¥25,189 million and ¥378 million, respectively, for the fiscal 2006 and ¥25,651 million ($ 217,381 thousand) and ¥19 million ($ 161 thousand), respectively, for the fiscal 2007.

The equity securities of Elpida Memory Inc. ("Elpida") and Toyo Communication Equipment Co., Ltd. ("Toyo Communication Equipment," currently, Epson Toyocom Corporation), previously accounted for by the equity method and classified in investments in affiliated companies were reclassified to investment securities, classified as available-for-sale securities during the fiscal 2006, because the Company lost its ability to exercise a significant influence due to decrease in its ownership interests to 20% or less. The Company sold a portion of its interest in Elpida and the ratio of share holding of Toyo Communication Equipment held by the Company decreased due to an issuance of new shares to third party shareholders by a private placement during the fiscal 2006. As a result, investment securities increased by ¥36,057 million and the corresponding unrealized gains on available-for-sale equity securities increased by ¥26,601 million (Note 15).

The equity securities of Hua Hong Semiconductor previously accounted for by the equity method, and classified in investments in affiliated companies, were reclassified to investment securities, because the Company lost its ability to exercise a significant influence during the fiscal 2007. As a result, investment securities increased by ¥18,233 million ($154,517 thousand), and investments in affiliated companies decreased by ¥13,885 million ($117,669 thousand). The difference of ¥4,348 million ($36,847 thousand) was credited to retained earnings.

6. INVENTORIES

Inventories at March 31, 2006 and 2007 consisted of the followings:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Finished products	¥ 152,690	¥ 164,556	$ 1,394,542
Work in process and semifinished components	215,826	210,042	1,780,017
Raw materials	123,898	118,626	1,005,305
Total	¥ 492,414	¥ 493,224	$ 4,179,864

7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings

Short-term borrowings at March 31, 2006 and 2007 consisted of the followings:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Loans (weighted-average interest rate of 1.81% at March 31, 2007)	¥106,979	¥110,385	$935,466
Commercial papers (weighted-average interest rate of 0.66% at March 31, 2007)	35,000	102,943	872,398
Total	¥141,979	¥213,328	$1,807,864

At March 31, 2007, the Group had line-of-credit agreements for short-term borrowings with financial institutions aggregating ¥307,000 million ($2,601,695 thousand), out of which ¥57,100 million ($483,898 thousand) was used for the short-term borrowings and the remainder of ¥249,900 million ($2,117,797 thousand) was unused.

Long-term debt at March 31, 2006 and 2007 consisted of the followings:

Long-term borrowings

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Loans from financial institutions, due in 2007 through 2012 (weighted-average interest rate of 1.65% at March 31, 2007)	¥ 106,045	¥ 84,321	$ 714,584
Less current portion	(29,777)	(41,562)	(352,220)
Total	¥ 76,268	¥ 42,759	$ 362,364

At March 31, 2007, the Group had line-of-credit agreements for long-term borrowings with financial institutions aggregating ¥110,000 million ($932,203 thousand), all of which were unused at March 31, 2007.

Bonds

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
NEC 20th unsecured 2.55% bonds due in 2007	¥ 46,000	¥ 46,000	$ 389,831
NEC 21st unsecured 2.7% bonds due in 2009	18,500	18,500	156,780
NEC 23rd unsecured 2.325% bonds due in 2008	20,000	20,000	169,492
NEC 24th unsecured 2.6% bonds due in 2008	43,600	43,600	369,492
NEC 29th unsecured 2.25% bonds due in 2008	30,000	30,000	254,237
NEC 31st unsecured 2.04% bonds due in 2006	29,000	—	—
NEC 32nd unsecured 2.43% bonds due in 2010	19,800	19,800	167,797
NEC 35th unsecured 2.21% bonds due in 2008	15,400	15,400	130,508
NEC Euro-yen 6.05% bonds due in 2007	10,000	10,000	84,745
NEC 10th unsecured 1.0% convertible bonds due in 2011	97,906	97,904	829,695
NEC 11th unsecured 0.0% convertible bonds due in 2007	99,998	—	—
NEC Euro-yen 0.0% convertible bonds due in 2010	100,000	100,000	847,458
NEC Electronics Euro-yen zero coupon convertible bonds with stock subscription rights due in 2011 subject to certain covenants	110,000	110,000	932,203
NEC TOKIN Euro-yen 0.0% convertible bonds with stock subscription rights due in 2010	7,500	7,500	63,559
0.54%-1.45% bonds due in 2007 through 2011	1,355	1,085	9,194
Less current portion of bonds	(29,270)	(76,570)	(648,898)
Less current portion of convertible bonds	(99,998)	—	—
Total	¥ 519,791	¥ 443,219	$ 3,756,093

The details of convertible bonds outstanding at March 31, 2007 were as follows.

Description	NEC 10th unsecured 1.0% convertible bonds due in 2011	NEC Euro-yen 0.0% convertible bonds due in 2010
Period of conversion request	June 3, 1996 – September 29, 2011	January 7, 2002 - March 17, 2010
Conversion price (In yen)	1,326.00	1,664.10
Stock to be issued	Common stock	Common stock
Increase in equity due if converted (Yen/share)	663	832

The details of bonds with stock subscription rights were as follows:

Description	NEC Electronics Euro-yen zero coupon convertible bonds with stock subscription rights due in 2011 subject to certain covenants	NEC TOKIN Euro-yen 0.0% convertible bonds with stock subscription rights due in 2010
Type of stocks to be issued upon exercise of stock subscription rights	Common stock	Common stock
Issue price (In yen)	–	–
Exercise price (In yen)	9,860	907
Total exercise price (In millions of yen)	110,000	15,000 Including ¥7,500 million held by NEC, the parent company of NEC TOKIN
Total exercise price to be credited to common stock, upon exercise of the stock subscription rights. (In millions of yen)	–	–
Ratio of stock subscription rights (%)	100	100
Exercise period of stock subscription rights	June 10, 2004 – May 24, 2011	January 4, 2006 -December 3, 2010

Lease obligations

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Lease obligations, due in 2007 through 2015 (weighted-average interest rate of 2.06% at March 31, 2007)	¥ 38,020	¥ 41,854	$ 354,696
Less current portion	(16,932)	(21,761)	(184,415)
Total	¥ 21,088	¥ 20,093	$ 170,281

Annual maturities on the fiscal 2008 through 2012 of long-term debt as of March 31, 2007 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2008	¥ 139,893	$ 1,185,533
2009	123,168	1,043,797
2010	132,931	1,126,534
2011	34,609	293,297
2012	211,118	1,789,136
2013 and thereafter	4,245	35,974
Total	¥ 645,964	$ 5,474,271

The carrying amounts of assets, net of accumulated depreciation, pledged as collateral for short-term borrowings of ¥2,267 million ($ 19,212 thousand) and long-term debt of ¥2,249 million ($ 19,059 thousand) and other debt of ¥162 million($ 1,373 thousand) as of March 31, 2007 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Buildings and structures	¥ 6,846	$ 58,017
Machinery and equipment	1,385	11,737
Land	7,132	60,441
Others	103	873
Total, net of accumulated depreciation	¥ 15,466	$ 131,068

8. RETIREMENT AND PENSION PLANS

The Company and its domestic subsidiaries have non-contributory funded defined benefit plans, which include defined benefit pension plans, tax-qualified pension plans and lump-sum severance payment plans. Additional retirement benefits are paid in certain circumstances.

Most of overseas subsidiaries have various types of pension benefit plans which cover substantially all employees. Those plans are mainly defined contribution plans and defined benefit plans.

The Company and certain domestic subsidiaries have pension and retirement benefit trusts. In the fiscal 2007, a domestic subsidiary started to have pension and retirement benefit trusts.

As a result of a recovery in stock market conditions and other factors, there has been an excess of pension funds over the pension obligation of the Company. The Company reversed a portion of pension and retirement benefit trust assets during the fiscal 2007, to the extent that the excess funding position of pension assets on the trust is reasonably expected to continue, and recorded a special gain of ¥ 69,533 million ($ 589,263 thousand). See Note 15.

Following the enactment of Defined Benefit Pension Plan Law, certain of the Company's domestic subsidiaries obtained approval from the Minister of Health, Labor and Welfare on February 1, 2006 for the transfer of the substitutional portion of past pension obligations which resulted in the transfer of the substitutional portion of the pension obligations and related assets to the government. Accordingly, ¥ 2,035 million of special gain was recognized for the fiscal 2006 (Note 15).

The liability and the asset for employees' retirement benefits at March 31, 2006 and 2007 consisted of the followings:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Project benefit obligations	¥ (1,069,130)	¥ (1,093,808)	$ (9,269,559)
Fair value of plan assets	947,712	863,303	7,316,127
Unfunded retirement benefit obligations	(121,418)	(230,505)	(1,953,432)
Unrecognized transitional obligation	131,829	116,897	990,653
Unrecognized actuarial gain (loss)	(5,325)	68,875	583,686
Unrecognized prior service costs	(114,793)	(105,614)	(895,034)
Net amounts recognized in the consolidated balance sheets	(109,707)	(150,347)	(1,274,127)
Prepaid pension expenses	87,727	66,422	562,898
Liabilities for retirement benefits	¥ (197,434)	¥ (216,769)	$ (1,837,025)

The components of retirement benefit expenses for the fiscal 2006 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Service cost	¥ 44,674	¥ 45,739	$ 387,619
Interest cost	24,774	26,048	220,746
Expected return on plan assets	(14,794)	(15,292)	(129,593)
Amortization of transitional obligation	14,834	14,782	125,271
Amortization of actuarial gains and losses	17,260	3,311	28,059
Amortization of prior service costs	(8,808)	(8,838)	(74,898)
Others	2,428	3,633	30,788
Total retirement benefit expenses	80,368	69,383	587,992
Gain on transfer of substitutional portion of welfare pension funds (Note 15)	(2,035)	–	–
Net	¥ 78,333	¥ 69,383	$ 587,992

The line item of "Others" above includes the amount of contributions paid for the defined contribution pension plans.

Assumptions used for the fiscal 2006 and 2007 were as follows:

	2006	2007
Discount rate	Mainly 2.5%	Mainly 2.5%
Expected rate of return on plan assets	Mainly 2.5%	Mainly 2.5%
Amortization period of prior service costs	Mainly 14 years	Mainly 14 years
Amortization period of actuarial gains and losses	Mainly 13 years	Mainly 12 years
Amortization period of transitional obligation	Mainly 15 years	Mainly 15 years

Prior service costs and actuarial gains and losses are amortized on a straight-line basis.

9. OTHER CURRENT LIABILITIES

Other current liabilities consisted of the followings:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Advances from customers	¥ 52,753	¥ 66,730	$ 565,509
Reserve for bonuses to directors	—	401	3,398
Product warranty liabilities	11,229	34,459	292,025
Others	182,533	168,730	1,429,916
Total	¥246,515	¥270,320	$2,290,848

10. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the followings:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Provision for loss on repurchase of computers	¥19,532	¥16,355	$ 138,602
Long-term product warranty liabilities	840	2,380	20,169
Provision for recycling expenses of personal computers	6,137	5,634	47,746
Others	34,066	37,434	317,237
Total	¥60,575	¥61,803	$ 523,754

11. NET ASSETS

On and after May 1, 2006, Japanese companies are subject to a new Corporation Law of Japan (the "Corporation Law"), which reformed and replaced the Commercial Code of Japan with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporation Law that affect financial and accounting matters are summarized below;

(a) Dividends

Under the Corporation Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders' meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. NEC meets all the above criteria.
The Corporation Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.
Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate.
The Corporation Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥ 3 million.

(b) Increases / decreases and transfer of common stock, reserve and surplus

The Corporation Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporation Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporation Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock subscription rights

The Corporation Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula. Under the Corporation Law, stock subscription rights, which were previously presented as a liability, are now presented as a separate component of net assets. The Corporation Law also provides that companies can purchase both treasury stock subscription rights and treasury stock. Such treasury stock subscription rights are presented as a separate component of net assets or deducted directly from stock subscription rights.

12. STOCK OPTIONS

The Company and NEC Electronics have stock option plans as follows:

NEC

The stock options outstanding during the fiscal 2006 and 2007 were as follows:

Stock Option	Persons Granted	Number of Options Granted	Date of Grant	Exercise Price	Exercise Period
2000 Stock Option	17 directors, and 152 employees of the Company	301,000 shares	July 3, 2000	¥ 3,294	From July 1, 2002 to June 30, 2006
2001 Stock Option	16 directors, and 154 employees of the Company	310,000 shares	July 2, 2001	¥ 1,818	From July 1, 2003 to June 30, 2007
2002 Stock Option	15 directors, and 218 employees of the Company including presidents of subsidiaries	358,000 shares	July 10, 2002	¥ 888	From July 1, 2004 to June 30, 2008
2003 Stock Option	15 directors, and 171 employees of the Company including presidents of subsidiaries	313,000 shares	July 10, 2003	¥ 769	From July 1, 2005 to June 30, 2009
2004 Stock Option	15 directors, and 159 employees of the Company including presidents of subsidiaries	289,000 shares	July 12, 2004	¥ 801	From July 1, 2006 to June 30, 2010
2005 Stock Option	15 directors, and 161 employees of the Company including presidents of subsidiaries	300,000 shares	July 11, 2005	¥ 637	From July 1, 2007 to June 30, 2011
2006 Stock Option	14 directors, and 158 employees of the Company including presidents of subsidiaries	304,000 shares	July 28, 2006	¥ 636	From August 1, 2008 to July 31, 2012

No vesting conditions are specified for options noted above.

The stock option activities during the fiscal 2006 and 2007 were as follows:

	Shares		
	2000 Stock Option	2001 Stock Option	2002 Stock Option
For the year ended March 31, 2006			
Non-vested			
April 1, 2005 – Outstanding	—	—	—
Granted	—	—	—
Forfeited	—	—	—
Vested	—	—	—
March 31, 2006 – Outstanding	—	—	—
Vested			
April 1, 2005- Outstanding	120,000	154,000	358,000
Vested	—	—	—
Exercised	—	—	—
Forfeited	(50,000)	(61,000)	(156,000)
March 31, 2006 – Outstanding	70,000	93,000	202,000
For the year ended March 31, 2007			
Non-vested			
April 1, 2006 – Outstanding	—	—	—
Granted	—	—	—
Forfeited	—	—	—
Vested	—	—	—
March 31, 2007 – Outstanding	—	—	—
Vested			
April 1, 2006 - Outstanding	70,000	93,000	202,000
Vested	—	—	—
Exercised	—	—	—
Forfeited	(70,000)	(31,000)	(39,000)
March 31, 2007 – Outstanding	—	62,000	163,000
Exercise price	¥3,294	¥1,818	¥888
Average stock price at exercise	—	—	—
Fair value price at grant date	—	—	—

	Shares		
	2003 Stock Option	2004 Stock Option	2005 Stock Option
For the year ended March 31, 2006			
Non-vested			
April 1, 2005 – Outstanding	–	–	–
Granted	–	–	300,000
Forfeited	–	–	–
Vested	–	–	(300,000)
March 31, 2006 – Outstanding	–	–	–
Vested			
April 1, 2005- Outstanding	313,000	289,000	–
Vested	–	–	300,000
Exercised	–	–	–
Forfeited	–	–	–
March 31, 2006 – Outstanding	313,000	289,000	300,000
For the year ended March31, 2007			
Non-vested			
April 1, 2006 – Outstanding	–	–	–
Granted	–	–	–
Forfeited	–	–	–
Vested	–	–	–
March 31, 2007 – Outstanding	–	–	–
Vested			
April 1, 2006 - Outstanding	313,000	289,000	300,000
Vested	–	–	–
Exercised	(2,000)	–	–
Forfeited	(124,000)	(10,000)	(10,000)
March 31, 2007 – Outstanding	187,000	279,000	290,000
Exercise price	¥ 769	¥ 801	¥ 637
Average stock price at exercise	¥ 859	–	–
Fair value price at grant date	–	–	–

	Shares
	2006 Stock Option
For the year ended March 31, 2006	
Non-vested	
April 1, 2005 – Outstanding	—
Granted	—
Forfeited	—
Vested	—
March 31, 2006 – Outstanding	—
Vested	
April 1, 2005- Outstanding	—
Vested	—
Exercised	—
Forfeited	—
March 31, 2006 – Outstanding	—
For the year ended March31, 2007	
Non-vested	
April 1, 2006 – Outstanding	—
Granted	304,000
Forfeited	—
Vested	(304,000)
March 31, 2007 – Outstanding	—
Vested	
April 1, 2006 - Outstanding	—
Vested	304,000
Exercised	—
Forfeited	(10,000)
March 31, 2007 – Outstanding	294,000
Exercise price	¥ 636
Average stock price at exercise	—
Fair value price at grant date	¥ 190

The assumptions used to measure fair value of 2006 Stock Option were as follows:

Estimate method:	Black-scholes option pricing model
Volatility of stock price:	40.80%
Estimated remaining outstanding period:	4 years
Estimated dividend:	¥4.5 per share
Risk free interest rate:	1.20%

NEC Electronics

The stock options outstanding during the fiscal 2006 and 2007 were as follows:

Stock Option	Persons Granted	Number of Options Granted	Date of Grant	Exercise Price	Exercise Period
2003 Stock Option	3 directors, and 171 employees of NEC Electronics including presidents of subsidiaries	313,500 shares	October 17, 2003	¥ 8,990	From October 17, 2005 to October 16, 2007
2005 Stock Option	5 directors, and 24 employees of NEC Electronics including presidents of subsidiaries	71,000 shares	July 11, 2005	¥5,355	From July 11, 2007 to July 10, 2009
2006 Stock Option	4 directors, and 26 employees of NEC Electronics including presidents of subsidiaries	75,000 shares	July 13, 2006	¥ 3,927	From July 13, 2008 to July 12, 2012

The 2006 options will vest after two years from the date of grant under the condition that option holders will be in service to NEC Electronics group at the date of exercising the option. The terms of the options are subject to adjustments if there is a stock split or reverse stock split. The plans provide conditions that options generally lapse automatically at termination of service before the exercise date and generally remain exercisable for one year after termination of service during the exercise period.

The 2003 options will vest after two years from the date of grant under the condition that option holders will be in service to NEC Electronics group at the date of exercising the option and that consolidated income before income taxes of NEC Electronics for the fiscal 2004 is ¥ 44 billion or more. The terms or the options are subject to adjustments if there is a stock split or reverse stock split. The plans provide conditions that options generally lapse automatically at termination of service before the exercise date and generally remain exercisable for one year after termination of service during the exercise period.

The stock option activities during the fiscal 2006 and 2007 were as follows:

	Shares		
	2003 Stock Option	2005 Stock Option	2006 Stock Option
For the year ended March 31, 2006			
Non-vested			
April 1, 2005 – Outstanding	–	–	–
Granted	–	71,000	–
Forfeited	–	(71,000)	–
Vested	–	–	–
March 31, 2006 – Outstanding	–	–	–
Vested			
April 1, 2005- Outstanding	302,500	–	–
Vested	–	–	–
Exercised	–	–	–
Forfeited	(11,000)	–	–
March 31, 2006 – Outstanding	291,500	–	–
For the year ended March31, 2007			
Non-vested			
April 1, 2006 – Outstanding	–	–	–
Granted	–	–	75,000
Forfeited	–	–	–
Vested	–	–	–
March 31, 2007 – Outstanding	–	–	75,000
Vested			
April 1, 2006 - Outstanding	291,500	–	–
Vested	–	–	–
Exercised	–	–	–
Forfeited	(59,500)	–	–
March 31, 2007 – Outstanding	232,000	–	–
Exercise price	¥ 8,990	¥ 5,355	¥ 3,927
Average stock price at exercise	–	–	–
Fair value price at grant date	–	–	¥ 937

The assumptions used to measure fair value of 2006 Stock Option were as follows:

Estimate method:	Black-scholes option pricing model
Volatility of stock price:	39.40%
Estimated remaining outstanding period:	4 years
Estimated dividend:	¥7.5 per share
Risk free interest rate:	1.09%

13. INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a statutory tax rate of approximately 40.5% for the fiscal 2006 and 2007. Income taxes of the foreign subsidiaries are based generally on the tax rates applicable in their countries of incorporation.

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2006 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Deferred tax assets :			
Tax loss carryforwards	¥ 102,524	¥173,034	$1,466,390
Pension and severance costs	127,836	129,354	1,096,220
Investments in affiliated companies	117,396	86,698	734,729
Accrued expenses and product warranty liabilities	63,706	72,709	616,178
Depreciation	44,819	42,854	363,169
Write-off of inventories	28,288	27,986	237,169
Write-off of investment securities	21,779	17,878	151,508
Research and development expenses	14,850	14,553	123,331
Elimination of unrealized profit by intercompany transactions among consolidated companies	14,701	13,320	112,881
Provision for loss on repurchase of computers	7,151	6,028	51,085
Others	58,190	58,413	495,025
Sub-total	601,240	642,827	5,447,685
Less valuation allowance	(114,808)	(185,136)	(1,568,948)
Total	486,432	457,691	3,878,737
Deferred tax liabilities:			
Gain on reversion of securities from the pension trust	—	56,184	476,136
Gain on transfer of securities to the pension trust	73,370	47,742	404,593
Unrealized gains on available-for-sale securities	45,172	29,300	248,305
Undistributed earnings of affiliated companies	21,753	27,204	230,542
Reserves under special taxation measures law	7,933	3,779	32,025
Others	28,139	30,498	258,458
Total	176,367	194,707	1,650,059
Net deferred tax assets	¥ 310,065	¥ 262,984	$ 2,228,678

Net deferred tax assets were included in the consolidated balance sheets at March 31, 2006 and 2007 as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Current assets- deferred tax assets	¥ 106,243	¥ 114,560	$ 970,847
Investments and other assets- deferred tax assets	214,525	160,810	1,362,797
Other current liabilities- deferred tax liabilities	(1,042)	(962)	(8,152)
Long-term liabilities –deferred tax liabilities	(9,661)	(11,424)	(96,814)
Net deferred tax assets	¥ 310,065	¥ 262,984	$ 2,228,678

Reconciliation between the statutory tax rate and the effective tax rates reflected in the accompanying consolidated statements of operations for the fiscal 2006 and 2007 was as follows:

	2006	2007
Statutory tax rate	40.5%	40.5%
Changes in valuation allowance	87.5	41.8
Undistributed earnings of affiliated companies	18.5	6.6
Non-deductible expenses for tax purposes	7.4	6.1
Amortization of goodwill	4.8	3.5
Equity in (earnings) losses of affiliated companies	(7.1)	2.3
Elimination of unrealized profit by intercompany transactions among consolidated companies	(1.4)	1.7
Tax rates difference relating to overseas subsidiaries	(4.6)	(1.5)
Others	(4.2)	(4.5)
Effective tax rates	141.4%	96.5%

14. SIGNIFICANT COMPONENTS OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Significant components of selling, general and administrative expenses for the fiscal 2006 and 2007 consisted of the followings:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Salaries for employees	¥ 355,333	¥ 362,999	$ 3,076,263
Research and development expenses	279,349	329,605	2,793,263
Provision for product warranty liabilities	9,198	26,789	227,025
Provision for loss on repurchase of computers	5,270	3,870	32,797
Allowance for doubtful accounts	5,854	2,374	20,119
Retirement benefit expenses	15,326	972	8,237

15. SPECIAL GAINS AND LOSSES

(1) Special gains

Special gains for the fiscal 2006 and 2007 consisted of the followings:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Gain on reversion of securities from the pension trust (Note 8)	¥ –	¥ 69,533	$ 589,263
Gain on sales of investment securities (Note 5)	25,189	25,651	217,381
Gain on change in interests in subsidiaries and affiliated companies (Note 4)	2,909	8,630	73,136
Gain on transfer of securities to the pension trust	–	6,534	55,373
Gain on sales of property, plant and equipment	4,590	2,872	24,339
Gain on reversal of provision for recycling expenses of personal computers	860	1,892	16,034
Gain on sales of investments in affiliated companies	23,220	41	347
Gain on transfer of substitutional portion of employees' pension liabilities (Note 8)	2,035	–	–
Gain on lapse of stock subscription rights	–	2	17
Total	¥ 58,803	¥ 115,155	$ 975,890

Gain on reversion of securities from the pension trust

Gain on reversion of securities from the pension trust was recognized on reversion of marketable equity securities of Nippon Electric Glass Co., Ltd., an affiliated company accounted for by the equity method, previously contributed to and held by the pension trust. The reversion was mainly due to an improvement in the pension fund status.

Gain on change in interests in subsidiaries and affiliated companies

Gain on change in interests in subsidiaries and affiliated companies for the fiscal 2006 was mainly related to changes in interests of Elpida and Toyo Communication Equipment.
Gain on change in interests in subsidiaries and affiliated companies for the fiscal 2007 was mainly related to a change in interest in the Biglobe business upon a private placement of the new shares to third party shareholders to establish NEC BIGLOBE Inc., and a change in interest in NEC Telenetworx.

Gain on sales of investments in affiliated companies

Gain on sales of investments in affiliated companies for the fiscal 2006 was related to the sale of shares of Elpida, ANELVA Corporation ("ANELVA") and NEC Machinery Corporation ("NEC Machinery") (Note 16). Gain on sales of investments in affiliated companies for the fiscal 2007 was mainly related to the sale of shares of Netwin, Inc.

(2) Special losses

Special losses for the fiscal 2006 and 2007 consisted of the followings:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Restructuring charges	¥ 1,681	¥ 15,805	$ 133,941
Write-off of investment securities	10,162	10,058	85,237
Cost of corrective measures for products	–	4,695	39,788
Impairment losses on property, plant and equipment	661	2,768	23,458
Other retirement benefit expenses	560	991	8,398
Loss on sales of investments in affiliated companies	–	661	5,602
Loss on sales of property, plant and equipment	–	208	1,763
Loss on sales of investment securities (Note 5)	378	19	161
Provision for product warranty liabilities (Note 3)	8,581	–	–
Total	¥ 22,023	¥ 35,205	$ 298,348

Restructuring charges

Restructuring charges for the fiscal 2006 was mainly related to losses on disposals of assets and losses pertaining to the transfer of employees following the restructuring of the electron device business.

Restructuring charges for the fiscal 2007 was mainly related to losses on disposals of assets and losses pertaining to the transfer of employees and the revision of the product configuration following the restructuring of the electron device business and mobile terminal business in China.

Cost of corrective measures for products

Cost of corrective measures for products was mainly related to the costs to be incurred due to defective products and customers' claims for return of products sold.

Impairment losses on property, plant and equipment

Impairment losses recognized mainly due to lower profitability of assets for business use, primarily consisting of buildings and structures and intangible assets, and net realizable value declines of idle assets, primarily consisting of land, machinery and equipment.

The following summarizes the breakdown of impairment losses by account :

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Land	¥ 207	¥ 400	$ 3,390
Buildings and structures	453	231	1,958
Machinery and equipment	–	338	2,864
Furniture and fixtures	–	310	2,627
Software	–	1,080	9,153
Other assets	1	409	3,466
Total	¥ 661	¥ 2,768	$ 23,458

Loss on sales of investments in affiliated companies

Loss on sales of investments in affiliated companies for the fiscal 2007 was mainly related to the sales of investments in Packard Bell B.V. (Note 16)

16. ADDITIONAL CASHFLOW INFORMATION

(Fiscal year ended March 31, 2006)

The Company acquired shares of Toyo Network Systems Co., Ltd. and 7 other companies, which are newly consolidated for the fiscal 2006. The assets and liabilities of the companies acquired on the date of acquisition were as follows:

Toyo Network Systems Co., Ltd. and 7 other companies

	Millions of Yen	
Current assets	¥	10,821
Property, plant, and equipment		2,787
Goodwill		1,841
Current liabilities		(7,061)
Long-term liabilities		(1,761)
Minority interests		(368)
Acquisition cost of shares		6,259
Cash and cash equivalents acquired		(2,651)
Disbursements for acquisition of shares of newly consolidated subsidiaries	¥	3,608

Effective for August 25, 2005, the Company entered into an agreement to sell all the shares of ANELVA and NEC Machinery. In accordance with the agreement, the Company sold the shares of ANELVA and NEC Machinery effective on September 30, 2005 and October 12, 2005, respectively. The assets and liabilities of ANELVA and NEC Machinery sold were as follows:

ANELVA Corporation and NEC Machinery Corporation

	Millions of Yen	
Current assets	¥	38,584
Property, plant, and equipment		18,072
Current liabilities		(38,199)
Long-term liabilities		(10,242)
Minority interests		(2,639)
Gain on sales of investments in affiliated companies		13,191
Sale amount of shares		18,767
Cash and cash equivalents of subsidiaries excluded from the consolidation		(4,163)
Proceeds from sales of shares of subsidiaries excluded from the consolidation	¥	14,604

(Fiscal year ended March 31, 2007)

The Company acquired shares of NEC Philips Unified Solutions B.V. and Closed Joint Stock Company NEC Neva Communications Systems, which were newly consolidated for the fiscal 2007. The assets and liabilities of each company on the date of acquisition were as follows:

NEC Philips Unified Solutions B.V.

	Millions of Yen	Thousands of U.S. Dollars
Current assets	¥ 8,856	$ 75,052
Property, plant, and equipment	234	1,983
Goodwill	652	5,525
Current liabilities	(7,054)	(59,780)
Minority interests	(802)	(6,797)
Acquisition cost of shares	1,886	15,983
Cash and cash equivalents acquired	(256)	(2,169)
Disbursements for acquisition of shares of newly consolidated subsidiary	¥ 1,630	$ 13,814

Closed Joint Stock Company NEC Neva Communications Systems

	Millions of Yen	Thousands of U.S. Dollars
Current assets	¥ 2,576	$ 21,831
Property, plant, and equipment	193	1,636
Current liabilities	(1,480)	(12,543)
Minority interests	(547)	(4,636)
Balance sheet value under the equity method at March 31, 2007	(597)	(5,059)
Acquisition cost of shares	145	1,229
Cash and cash equivalents acquired	(1,861)	(15,771)
(Proceeds) from acquisition of shares of newly consolidated subsidiary	¥ (1,716)	$ (14,542)

The assets and liabilities of Packard Bell B.V. excluded from consolidation due to sale of shares for the fiscal 2007 were as follows:

Packard Bell B.V.

	Millions of yen	Thousands of U.S. Dollars
Current assets	¥ 37,713	$ 319,602
Property, plant, and equipment	1,147	9,720
Current liabilities	(35,511)	(300,941)
Long-term liabilities	(91)	(771)
Foreign currency translation adjustments	572	4,848
Loss on sales of investments in affiliated companies	(569)	(4,822)
Sale amount of shares	3,261	27,636
Investment securities	(263)	(2,229)
Other receivables	(1,999)	(16,941)
Cash and cash equivalents	(2,495)	(21,144)
Disbursements for sale of shares of subsidiary excluded from consolidation	¥ (1,496)	$ (12,678)

The assets and liabilities of other subsidiaries excluded from consolidation due to sales of shares for the fiscal 2007 were as follows:

Other subsidiaries

	Millions of yen	Thousands of U.S. Dollars
Current assets	¥ 150	$ 1,271
Property, plant, and equipment	62	525
Current liabilities	(131)	(1,110)
Long-term liabilities	(12)	(101)
Loss on sales of investments in subsidiaries	(30)	(254)
Sale of shares	39	331
Proceeds from sales of shares of subsidiaries excluded from consolidation	¥ 39	$ 331

17. LEASES

The minimum obligations under noncancelable operating leases at March 31, 2006 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Due within one year	¥ 39,543	¥ 41,856	$ 354,712
Due after one year	159,528	144,979	1,228,636
Total	¥ 199,071	¥ 186,835	$ 1,583,348

18. DERIVATIVES

The Group enters into foreign exchange forward contracts, currency swaps and interest rate swaps based on the Group's policies approved by the director of finance to reduce the exposures to fluctuations in foreign exchange rates and interest rates. Furthermore, hedge accounting is utilized for interest rate swaps if qualified for hedge accounting. The Group's policies prohibit holding or issuing derivative financial instruments for trading purposes.

Derivative transactions that are utilized to hedge interest rate risk on bonds and borrowings are measured at fair value at the balance sheet date and the unrealized gains or losses are deferred until the maturity of such derivatives.

The Group assesses the hedge effectiveness by comparing the changes in fair value or the cumulative changes in cash flows of hedging instruments with the corresponding changes of hedged items.

The counterparties with whom the derivative financial instruments are contracted are thoroughly assessed in terms of their credit risks. Therefore, the Group has concluded that derivative financial instruments include minimal market and credit risks.

Fair value of foreign exchange forward contracts is calculated based on the forward exchange rate. Fair value of currency swap contracts is determined based on the present values of expected future cash flows of the contracts at year end. Fair value of interest rate swaps was determined based on the present values of expected future cash flows of the swaps at year end.

The Group had the following derivatives contracts outstanding at March 31, 2006 and 2007 :

	Millions of Yen					
	2006			2007		
	Contract Amount	Fair Value	Unrealized Gain (Loss)	Contract Amount	Fair Value	Unrealized Gain (Loss)
Foreign exchange forward contracts:						
Buying U.S.$	¥ 139,870	¥ 169	¥ 169	¥ 88,807	¥ (132)	¥ (132)
Euro	6,855	35	35	1,691	16	16
Others	1,889	(25)	(25)	10,410	79	79
Selling U.S.$	154,285	(1,344)	(1,344)	124,383	218	218
Euro	21,298	(310)	(310)	10,062	(67)	(67)
Others	19,669	(181)	(181)	4,650	(241)	(241)
Currency swaps:	3,872	(131)	(131)	–	–	–
Total	–	¥ (1,787)	¥ (1,787)	–	¥ (127)	¥ (127)
Interest rate swaps:						
Receive fixed/ Pay floating rates	¥ 194,000	¥ 3,137	¥ 3,137	¥ 190,500	¥ 2,540	¥ 2,540
Pay fixed/ Receive floating rates	208,620	(9,367)	(9,367)	202,745	(6,757)	(6,757)
Total	–	¥ (6,230)	¥ (6,230)	–	¥ (4,217)	¥ (4,217)

	Thousands of U.S. Dollars		
	2007		
	Contract Amount	Fair Value	Unrealized Gain (Loss)
Foreign currency forward contracts:			
Buying U.S.$	$ 752,602	$ (1,119)	$ (1,119)
Euro	14,331	136	136
Others	88,220	669	669
Selling U.S.$	1,054,093	1,847	1,847
Euro	85,271	(568)	(568)
Others	39,407	(2,042)	(2,042)
Currency swaps:	–	–	–
Total	–	$ (1,077)	$ (1,077)
Interest rate swaps:			
Receive fixed/ Pay floating rates	$ 1,614,407	$ 21,525	$ 21,525
Pay fixed/ Receive floating rates	1,718,178	(57,263)	(57,263)
Total	–	$ (35,738)	$ (35,738)

The contract or notional amounts of derivatives which are shown in the above table do not represent the amounts exchanged by the parties and do not measure the Group's exposure to credit or market risk.

19. CONTINGENT LIABILITIES

Litigation

NEC Electronics America, Inc., a subsidiary of the Company, has been named as one of the defendants in a number of class action civil antitrust lawsuits filed by direct and indirect purchasers of dynamic random access memory ("DRAM") and the Attorneys General of a number of the states in the U.S., seeking damages from alleged antitrust violations in the U.S. DRAM industry. The Group has entered into settlement agreements with a number of the customers to which it sold DRAM in the past (including plaintiffs' representatives in direct purchaser class actions), but settlement negotiations with some customers are still underway.

In addition, the Group is fully cooperating with the European Commission in an investigation of potential violations of European competition laws in the DRAM industry.

Although the final outcome has not been reached at this time in connection with the civil lawsuits or settlement negotiations in the U.S. or the investigations by the European Commission, the Group has provided an accrual in a reasonably estimated amount in connection with the civil lawsuits and settlements with customers in the U.S.

Other Contingent Liabilities

At March 31, 2006 and 2007, the Group had the following contingent liabilities:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Trade notes discounted	¥ 943	¥ 447	$ 3,788
Trade notes endorsed	1,270	959	8,127
Guarantees for bank loans and others	38,355	36,962	313,237
Residual value guarantees under operating leases	22,715	25,151	213,144

20. RELATED PARTY TRANSACTIONS

(Fiscal year ended March 31, 2006)

NEC contracted with Association of Radio Industries and Business ("ARIB"), whose chairman of the board is Akinobu Kanasugi, a director of NEC, to test trials of information communication system for ¥3 million. In addition, various research was consigned to ARIB by NEC for the annual fee of ¥2 million for the fiscal 2006.

NEC had various types of transactions during the fiscal 2006 with Taisho Pharmaceutical Co., Ltd. and Taisho Toyama Pharmaceutical Co., Ltd. (collectively, "Taisho") , whose president is Akira Uehara, a director of NEC, including the sales of products, software development, hardware and software maintenance, technology support, value-added network service and construction projects. The total amount of transactions with Taisho for the fiscal 2006 was ¥1,752 million and the outstanding balance of trade receivables as of March 31, 2006 was ¥215 million. In addition, NEC sold certain products to and was consigned some construction projects by Taisho for sales of ¥3 million for the fiscal 2006.

NEC had various types of transactions during the fiscal 2006 with Sumitomo Life Insurance Company ("Sumitomo Life"), whose President and Chief Executive Officer is Shinichi Yokoyama, a corporate auditor of NEC, including the sales of products, software development, hardware and software maintenance, technology support and construction projects. The total amount of transactions with Sumitomo Life during the fiscal 2006 was ¥7,018 million and the outstanding balance of trade receivables as of March 31, 2006 was ¥1,008 million. In addition, NEC had long-term loans of ¥5,000 million to and long-term borrowings of ¥12,050 million from Sumitomo Life as of March 31, 2006. The interest on borrowings was determined objectively in consideration of quoted market interest rate. The borrowings are not secured by collateral.

All conditions of related party transactions including transactional prices are determined by negotiation on a case-by-case basis in consideration of market supply and demand as well as the trend of market prices and others.

(Fiscal year ended March 31, 2007)

IPSe Marketing, Inc., whose 80% of voting rights were held by Sawako Nohara, a director of NEC, was consigned consulting services with respect to IT business by NEC for a fee of ¥18 million ($152 thousand) for the fiscal 2007. Accrued expenses relating to this transaction as of March 31, 2007 were ¥16 million ($136 thousand).

All conditions of related party transactions including transactional prices are determined by negotiation on a case-by-case basis in consideration of market supply and demand as well as the trend of market prices and others.

21. NET INCOME PER SHARE

Diluted net income per share for the fiscal 2006 is not disclosed because of the Company's net loss position.

Reconciliation of the difference between basic and diluted net income per share ("EPS") for the fiscal 2007 was as follows:

	Millions of Yen	Thousands of shares	Yen
	Net income	Weighted average shares	EPS
For the year ended March 31, 2007:			
Basic EPS			
Net income	¥ 9,128		
Amounts not attributable to common shareholders			
Participating convertible securities	(181)		
Net income available to common shareholders	¥ 8,947	2,020,369	¥ 4.43
Effect of Dilutive Securities			
Stock subscription rights		3	
Convertible bonds		92,426	
Diluted EPS			
Net income for computation	¥ 8,947	2,112,798	¥ 4.23

	Thousands of U.S. Dollars	Thousands of shares	U.S. Dollars
	Net income	Weighted average shares	EPS
For the year ended March 31, 2007:			
Basic EPS			
Net income	$ 77,356		
Amounts not attributable to common shareholders			
Participating convertible securities	(1,534)		
Net income available to common shareholders	$ 75,822	2,020,369	$ 0.04
Effect of Dilutive Securities			
Stock subscription rights		3	
Convertible bonds		92,426	
Diluted EPS			
Net income for computation	$ 75,822	2,112,798	$ 0.04

Equity instruments which were not included in the basis for calculation of diluted net income per share as they are anti-dilutive are certain convertible bonds, bonds with stock subscription rights and stock subscription rights.

22. NET ASSETS PER SHARE

Net assets per share at March 31, 2006 and 2007 was as follows:

	Yen		U.S. Dollars
	2006	2007	2007
Net assets per share	¥ 516.62	¥ 512.99	$ 4.35

The basis for calculation of net assets per share for the fiscal 2006 and 2007 were as follows:

	Millions of Yen	Thousands of shares	Yen
	Net assets	Number of shares of common stock to calculate net assets per share	Net assets per share
For the year ended March 31, 2006:			
Total net assets	¥ 1,242,650		
Amounts deducted from total net assets			
Minority interests	(212,843)		
Bonuses to directors	(200)		
Net assets at the year end attributable to common shareholders	¥ 1,029,607	1,992,949	¥ 516.62

	Millions of Yen	Thousands of shares	Yen
	Net assets	Number of shares of common stock to calculate net assets per share	Net assets per share
For the year ended March 31, 2007:			
Total net assets	¥ 1,240,123		
Amounts deducted from total net assets			
Stock subscription rights	(81)		
Minority interests	(201,234)		
Net assets at the year end attributable to common shareholders	¥ 1,038,808	2,025,009	¥ 512.99

	Thousands of U.S. Dollars	Thousands of shares	U.S. Dollars
	Net assets	Number of shares of common stock to calculate net assets per share	Net assets per share
For the year ended March 31, 2007:			
Total net assets	$ 10,509,517		
Amounts deducted from total net assets			
Stock subscription rights	(686)		
Minority interests	(1,705,373)		
Net assets at the year end attributable to common shareholders	$ 8,803,458	2,025,009	$ 4.35

23. SEGMENT INFORMATION

Information about business segments, geographical segments and sales to foreign customers of the Group for the fiscal 2006 and 2007 was as follows:

(1) Business Segments

The Group operates in the IT/network solution business, mobile/personal solution business, electron device business and other industry segments.

(Fiscal year ended March 31, 2006)

a. Sales and operating income (loss)

	Millions of Yen					
	2006					
	IT/Network Solution Business	Mobile/ Personal Solution Business	Electron Device Business	Others	Eliminations/ Corporate	Consolidated
Net sales to external customers	¥2,653,732	¥1,077,198	¥ 771,625	¥ 427,415	¥ –	¥ 4,929,970
Intersegment sales and transfer	108,683	173,059	44,313	171,454	(497,509)	–
Total net sales	2,762,415	1,250,257	815,938	598,869	(497,509)	4,929,970
Operating expenses	2,581,583	1,305,573	846,732	581,247	(457,691)	4,857,444
Operating income (loss)	¥ 180,832	¥ (55,316)	¥ (30,794)	¥ 17,622	¥ (39,818)	¥ 72,526

b. Total assets, depreciation, impairment loss and capital expenditures

	Millions of Yen					
	2006					
	IT/Network Solution Business	Mobile/ Personal Solution Business	Electron Device Business	Others	Eliminations/ Corporate	Consolidated
Total assets	¥ 1,611,783	¥ 454,301	¥ 937,015	¥ 534,729	¥ 264,947	¥ 3,802,775
Depreciation	55,468	30,287	93,937	16,497	2,767	198,956
Impairment loss on property, plant and equipment	–	–	661	–	–	661
Capital expenditures	63,609	29,493	131,519	25,701	3,229	253,551

(Fiscal year ended March 31, 2007)

a. Sales and operating income (loss)

	Millions of Yen					
	2007					
	IT/Network Solution Business	Mobile/ Personal Solution Business	Electron Device Business	Others	Eliminations/ Corporate	Consolidated
Net sales to external customers	¥ 2,659,774	¥ 801,692	¥ 816,918	¥ 374,265	¥ —	¥ 4,652,649
Intersegment sales and transfer	99,032	163,311	44,083	174,401	(480,827)	—
Total net sales	2,758,806	965,003	861,001	548,666	(480,827)	4,652,649
Operating expenses	2,604,742	998,493	884,036	530,928	(435,526)	4,582,673
Operating income (loss)	¥ 154,064	¥ (33,490)	¥ (23,035)	¥ 17,738	¥ (45,301)	¥ 69,976

b. Total assets, depreciation, impairment loss and capital expenditures

	Millions of Yen					
	2007					
	IT/Network Solution Business	Mobile/ Personal Solution Business	Electron Device Business	Others	Eliminations/ Corporate	Consolidated
Total assets	¥ 1,654,550	¥ 372,403	¥ 869,204	¥ 505,389	¥ 330,123	¥ 3,731,669
Depreciation	60,516	26,076	87,448	13,375	10,983	198,398
Impairment loss on property, plant and equipment	450	1,804	382	132	—	2,768
Capital expenditures	75,187	22,644	133,527	23,888	10,904	266,150

a. Sales and operating income (loss)

	Thousands of U.S. Dollars					
	2007					
	IT/Network Solution Business	Mobile/ Personal Solution Business	Electron Device Business	Others	Eliminations/ Corporate	Consolidated
Net sales to external customers	$22,540,458	$6,794,000	$6,923,034	$3,171,737	$ —	$39,429,229
Intersegment sales and transfer	839,254	1,383,991	373,585	1,477,975	(4,074,805)	—
Total net sales	23,379,712	8,177,991	7,296,619	4,649,712	(4,074,805)	39,429,229
Operating expenses	22,074,085	8,461,805	7,491,831	4,499,390	(3,690,899)	38,836,212
Operating income (loss)	$ 1,305,627	$ (283,814)	$ (195,212)	$150,322	$ (383,906)	$ 593,017

b. Total assets, depreciation, impairment loss and capital expenditures

	Thousands of U.S. Dollars					
	2007					
	IT/Network Solution Business	Mobile/ Personal Solution Business	Electron Device Business	Others	Eliminations/ Corporate	Consolidated
Total assets	$14,021,610	$3,155,957	$7,366,136	$4,282,958	$2,797,653	$31,624,314
Depreciation	512,847	220,983	741,085	113,348	93,076	1,681,339
Impairment loss on property, plant and equipment	3,814	15,288	3,237	1,119	—	23,458
Capital expenditures	637,178	191,898	1,131,585	202,441	92,406	2,255,508

(a) The business segments are defined based on the similarity of types, characteristics, and the affinity of the sales market of products and services.

(b) Major services and products for each business segment are as follows.

IT/Network Solution Business・・・・・・	System construction, consulting, outsourcing, support (maintenance), servers, storage products, professional workstations, business PCs, IT software, enterprise network systems, network systems for telecommunication carriers, broadcast video systems, control systems, aerospace/defense systems
Mobile/Personal Solution Business・・・	Mobile handsets, personal computers, personal communication devices, BIGLOBE
Electron Device Business・・・・・・・・	System LSI and other semiconductors, electronic components, LCD modules

(c) Unallocable operating expenses included in "Eliminations/ Corporate" for the fiscal 2006 and 2007 were ¥48,394 million and ¥47,136 million ($399,458 thousand), respectively. Main components of such expenses were both general and administrative expenses incurred at the headquarters of the Company and basic research and development expenses.

(d) Assets included in "Eliminations/Corporate" at March 31, 2006 and 2007 amounted to ¥497,723 million and ¥499,418 million ($4,232,356 thousand), respectively. Main components of such assets are surplus funds (cash and cash equivalents, and short-term investments), long-term investment funds (investment securities), deferred tax assets and assets belonging to administrative departments of the Company.

(e) The effect of changes in accounting policies on business segments were as follows:

(Fiscal year ended March 31, 2006)

Accounting standard for retirement benefits

Effective for the fiscal 2006, the Company adopted ASBJ Statement No.3, issued on March 16, 2005, "Amendments to a Part of Accounting Standard for Retirement Benefits", and Financial Accounting Standard Implementation Guidance No.7, issued on March 16, 2005, "Implementation Guidance on Amendments to a Part of Accounting Standard for Retirement Benefits". The effect of this adoption increased operating income by ¥5,910 million, out of which ¥4,655 million, ¥431 million and ¥824 million were charged to IT/network solution business, mobile/personal solution business, and others, respectively.

Product warranty liabilities

Prior to the fiscal 2006, the costs of product repairs during a charge free warranty period were charged to earnings as such repairs were incurred. Effective for the fiscal 2006, however, the Company and its domestic subsidiaries changed their method of accounting to provide accruals for costs of product repairs as product warranty liabilities based on the historical ratio of warranty costs to net sales. As a result of this change, operating income of mobile/personal solution business increased by ¥1,192 million.

(Fiscal year ended March 31, 2007)

Accounting standard for directors' bonus

Effective for the fiscal 2007, the Company adopted the "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4, issued on November 29, 2005). There was inconsequential effect on each of the business segments' information.

(2) Geographical Segments

The Group operates in Japan, Europe and other geographical segments.

	Millions of Yen				
	2006				
	Japan	Europe	Others	Eliminations/ Corporate	Consolidated
Net sales to external customers	¥ 3,825,580	¥ 494,330	¥ 610,060	¥ —	¥ 4,929,970
Intersegment sales and transfer	440,730	20,007	256,735	(717,472)	—
Total net sales	4,266,310	514,337	866,795	(717,472)	4,929,970
Operating expenses	4,203,954	512,159	862,437	(721,106)	4,857,444
Operating income	¥ 62,356	¥ 2,178	¥ 4,358	¥ 3,634	¥ 72,526
Total assets	¥ 2,952,018	¥ 183,878	¥ 423,827	¥ 243,052	¥ 3,802,775

	Millions of Yen				
	2007				
	Japan	Europe	Others	Eliminations/ Corporate	Consolidated
Net sales to external customers	¥ 3,683,325	¥ 387,962	¥ 581,362	¥ —	¥ 4,652,649
Intersegment sales and transfer	418,520	17,255	205,108	(640,883)	—
Total net sales	4,101,845	405,217	786,470	(640,883)	4,652,649
Operating expenses	4,024,759	409,139	785,276	(636,501)	4,582,673
Operating income (loss)	¥ 77,086	¥ (3,922)	¥ 1,194	¥ (4,382)	¥ 69,976
Total assets	¥ 2,883,983	¥ 151,914	¥ 428,146	¥ 267,626	¥ 3,731,669

	Thousands of U.S. Dollars				
	2007				
	Japan	Europe	Others	Eliminations/ Corporate	Consolidated
Net sales to external customers	$31,214,618	$3,287,814	$4,926,797	$ –	$39,429,229
Intersegment sales and transfer	3,546,780	146,229	1,738,203	(5,431,212)	–
Total net sales	34,761,398	3,434,043	6,665,000	(5,431,212)	39,429,229
Operating expenses	34,108,127	3,467,280	6,654,881	(5,394,076)	38,836,212
Operating income (loss)	$ 653,271	$ (33,237)	$ 10,119	$ (37,136)	$ 593,017
Total assets	$24,440,534	$1,287,407	$3,628,356	$ 2,268,017	$31,624,314

(a) Geographical distances are considered in the classification of a country or a region.

(b) Major countries and regions in segments other than Japan are as follows:

(i) Europe ・ ・ U.K., France, Netherlands, Germany, Italy and Spain

(ii) Others ・ ・ U.S.A. and China

(c) Unallocable operating expenses included in "Eliminations/ Corporate" for the fiscal 2006 and 2007 were ¥48,394 million and ¥47,136 million ($399,458 thousand), respectively. Main components of such expenses are both general and administrative expenses incurred at headquarters of the Company and basic research and development expenses.

(d) Assets included in "Eliminations/Corporate" at March 31, 2006 and 2007 amounted to ¥497,723 million and ¥499,418 million ($4,232,356 thousand), respectively. Main components of such assets are surplus funds (cash and cash equivalents, and short-term investments), long-term investment funds (investment securities), deferred tax assets and assets belonging to administrative departments of the Company.

(e) The effect of changes in accounting policies on geographical segments were as follows:

(Fiscal year ended March 31, 2006)

Accounting standard for retirement benefits

Effective for the fiscal 2006, the Company adopted ASBJ Statement No. 3, issued on March 16, 2005, "Amendments to a Part of Accounting Standard for Retirement Benefits", and Financial

Accounting Standard Implementation Guidance No.7, issued on March 16, 2005, "Implementation Guidance on Amendments to a Part of Accounting Standard for Retirement Benefits". As a result of this adoption, operating income in Japan increased by ¥5,910 million.

Product warranty liabilities

Prior to the fiscal 2006, the costs of product repairs during a charge free warranty period were charged to earnings as such repairs were incurred. Effective for the fiscal 2006, however, the Company and its domestic subsidiaries changed their method of accounting to provide accruals for costs of product repairs as product warranty liabilities based on the historical ratio of warranty costs to net sales. As a result of this change, operating income in Japan increased by ¥1,192 million.

(Fiscal year ended March 31, 2007)

Accounting standard for directors' bonus

Effective for the fiscal 2007, the Company adopted the "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4, issued on November 29, 2005). There was inconsequential effect on each of the geographical segments' information.

(3) Sales to Foreign Customers

Sales to foreign customers for the fiscal 2006 and 2007 amounted to ¥1,344,682 million and ¥1,213,685 million ($10,285,466 thousand), respectively.

	Millions of Yen		
	2006		
	Europe	Others	Total
Overseas sales	¥ 555,107	¥ 789,575	¥ 1,344,682
Consolidated sales	–	–	4,929,970
Percentage of overseas sales to consolidated net sales (%)	11.3	16.0	27.3

	Millions of Yen		
	2007		
	Europe	Others	Total
Overseas sales	¥ 448,487	¥ 765,198	¥ 1,213,685
Consolidated sales	–	–	4,652,649
Percentage of overseas sales to consolidated net sales (%)	9.6	16.5	26.1

	Thousands of U.S. Dollars		
	2007		
	Europe	Others	Total
Overseas sales	$ 3,800,737	$ 6,484,729	$ 10,285,466
Consolidated sales	–	–	39,429,229
Percentage of overseas sales to consolidated net sales (%)	9.6	16.5	26.1

(a) Geographical distances are considered in the classification of a country or a region.

(b) Major countries and regions in segments other than Japan are as follows:
(i) Europe ・ ・ U.K., France, Netherlands, Germany, Italy and Spain
(ii) Others ・ ・ U.S.A. and China

(c) Overseas sales represent sales of the Group to countries and regions outside of Japan.

24. SUBSEQUENT EVENT

Appropriation of Retained Earnings

The following distribution of retained earnings which has not been reflected in the accompanying consolidated financial statements for the fiscal 2007 was approved at the meeting of board of directors held on May 21, 2007:

	Millions of Yen	Thousands of U.S. Dollars
Cash dividends, ¥4 ($ 0.03) per share	¥ 8,104	$ 68,678

ERNST & YOUNG SHINNIHON

■ Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

■ Tel : 03 3503 1191
Fax : 03 3503 1277

Report of Independent Auditors

The Board of Directors
NEC Corporation (Nippon Denki Kabushiki Kaisha)

We have audited the accompanying consolidated balance sheets of NEC Corporation and subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of operations, changes in net assets, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NEC Corporation and subsidiaries at March 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Supplemental Information

As described in Note 3, the Company adopted Accounting Standards Board Statement No. 3 issued on March 16, 2005, "Amendments to a Part of Accounting Standard for Retirement Benefits," and Financial Accounting Standard Implementation Guidance No. 7 issued on March 16, 2005, "Implementation Guidance on Amendments to a Part of Accounting Standard for Retirement Benefits" effective the year ended March 31, 2006. The Company also changed its method of accounting for costs of product repairs to providing accruals for such costs as product warranty liabilities based on the historical ratio of warranty costs to net sales effective the year ended March 31, 2006.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2007 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.



June 21, 2007

A MEMBER OF ERNST & YOUNG GLOBAL

Investor Information

Transfer Agent for Common Stock
The Sumitomo Trust and Banking Company, Limited
4-4, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-8233, Japan
Request forms for change of address, etc.
Japan toll free: 0120-175-417
Other inquiries
Japan toll free: 0120-176-417

Stock Exchange Listings and Quotations
(As of March 31, 2007)
NEC common stock is listed on the Tokyo and four other stock exchanges in Japan. American Depositary Receipts for common stock (Symbol: NIPNY) are quoted in the NASDAQ system in the United States.

Depositary for American Depositary Receipts (ADRs)
The Bank of New York
101 Barclay Street, New York, NY 10286, U.S.A.
Tel: (212) 815-3700
Ratio: 1 ADR=1 ordinary share

Composition of Shareholders
(Percentage of shares (%))
(As of March 31, 2007)



Japanese Corporations 35.88%
Financial Institutions 29.16%
Foreign Investors 27.47%
Securities Companies 2.26%
Other Corporations 4.46%
Japanese Individuals and Others 36.65%

Stock Price Range on the Tokyo Stock Exchange
(Yen)



1,500
1,000
500
0
I II III IV I II III IV I II III IV I II III IV I II III IV
2003 2004 2005 2006 2007

(Year ended March 31)

ADR Price Range (NASDAQ)
(U.S. dollars)



15
10
5
0
I II III IV I II III IV I II III IV I II III IV I II III IV
2003 2004 2005 2006 2007

(Year ended March 31)

Corporate Overview

Company name	NEC Corporation
Address	7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
Established	July 17, 1899
Chairman of the Board	Hajime Sasaki
President	Kaoru Yano
Capital	¥337.8 billion (As of March 31, 2007)
Shares of common stock issued	2,029,555,412 shares (As of March 31, 2007)
Consolidated net sales	¥4,652.6 billion (Year ended March 31, 2007)
Business segments	IT/Network Solutions business Mobile/Personal Solutions business Electron Devices business
Number of employees	NEC Corporation and consolidated subsidiaries 154,786 (As of March 31, 2007)

Organization chart
(As of April 1, 2007)


Board of Directors
Corporate Auditors
President
Corporate Auditing Bureau
International Business Promotion Unit
Software Business Promotion Unit
Marketing Unit
Intellectual Asset R&D Unit
MONOZUKURI Innovation Unit
Corporate Staff
Domestic Sales Business Unit
Government, Community, Financial and Carrier Solutions Business Unit
Enterprise Solutions Business Unit
Social Infrastructure Solutions Business Unit
Carrier Network Business Unit
IT Platform Business Unit
Systems Integration and Software Development Group Business Unit
Mobile Terminals Business Unit
Personal Solutions Business Unit

NEC Corporation

7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan
Telephone: +81-3-3454-1111
NEC home page: http://www.nec.com
Investor Relations home page: http://www.nec.co.jp/ir/en

END


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